Exhibit 2.1
UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

x
:
In re	:	Chapter 11
:
Dana Corporation, et al.,	:	Case No. 06-10354 (BRL)
:
Debtors.	:	(Jointly Administered)
:
:
	x	THIRD AMENDED JOINT PLAN
OF REORGANIZATION OF DEBTORS AND DEBTORS IN POSSESSION

JONES DAY
222 East 41st Street
New York, New York 10017
Telephone: (212) 326-3939
Facsimile: (212) 755-7306
Corinne Ball (CB 8203)
Richard H. Engman (RE 7861)

-AND-

JONES DAY
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Telephone: (216) 586-3939
Facsimile: (216) 579-0212
Heather Lennox (HL 3046)
Carl E. Black (CB 4803)
Ryan T. Routh (RR 1994)

-AND-

JONES DAY
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
Telephone: (404) 521-3939
Facsimile: (404) 581-8330
Jeffrey B. Ellman (JE 5638)

Attorneys for Debtors and Debtors in Possession
October 23, 2007

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

(continued)

-vi-

TABLE OF EXHIBITS

Exhibit I.A.63	Debtors in the Chapter 11 Cases

Exhibit I.A.88	Principal Terms of the Exit Facility

Exhibit I.A.113	Litigation Trust Agreement

Exhibit I.A.124	New Series B Subscription Agreement

Exhibit I.A.136	Pension Plans to Be Assumed and Assigned

Exhibit II.E.1.a	Executory Contracts and Unexpired Leases to be Assumed

Exhibit II.E.1.c	Joint Venture Agreements to be Assumed and Assigned

Exhibit II.E.4	Previously Assumed Executory Contracts and Unexpired Leases to be Assigned

Exhibit II.E.5	Executory Contracts and Unexpired Leases to be Rejected

Exhibit III.A	Collective Bargaining and Related Agreements to be Assumed and Assigned

Exhibit V.B.1	Restructuring Transactions

Exhibit V.C.1.a	Certificate of Incorporation (or Comparable Constituent Documents) of New Dana Holdco, including New Dana Holdco’s Certificate of Designations and Form Certificates of Incorporation (or Comparable Constituent Documents) for the Other Reorganized Debtors

Exhibit V.C.1.b	Bylaws (or Comparable Constituent Documents) of New Dana Holdco and Form Bylaws (or Comparable Constituent Documents) for the Other Reorganized Debtors

Exhibit V.C.2	Initial Directors and Officers of New Dana Holdco and Each Other Reorganized Debtor

-i-

INTRODUCTION
          Dana Corporation, a Virginia corporation, and the other above-captioned debtors and debtors in possession (collectively, as further defined below, the “Debtors”) propose the following third amended joint plan of reorganization for the resolution of the outstanding claims against and equity interests in the Debtors. The Debtors are the proponents of the Plan (as such term is defined below) within the meaning of section 1129 of the Bankruptcy Code (as such term is defined below). Reference is made to the Debtors’ third amended Disclosure Statement (as such term is defined below), distributed contemporaneously with the Plan, for a discussion of the Debtors’ history, business, results of operations, historical financial information, projections and properties and for a summary and analysis of the Plan. Other agreements and documents supplement the Plan and have been or will be filed with the Bankruptcy Court (as such term is defined below). These supplemental agreements and documents are referenced in the Plan and the Disclosure Statement and will be available for review.
ARTICLE I.
DEFINED TERMS, RULES OF INTERPRETATION
AND COMPUTATION OF TIME
A. Defined Terms
          As used in the Plan, capitalized terms have the meanings set forth below. Any term that is not otherwise defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules (as each such term is defined below), will have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.
     1. “5.85% Bonds” means the unsecured notes issued under the 5.85% Bonds Indenture.
     2. “5.85% Bonds Indenture” means the Indenture for Senior Securities between Dana, as Issuer, and Citibank, N.A., as Trustee, dated December 10, 2004, as supplemented by the First Supplemental Indenture, dated October 10, 2004, relating to the $450 million 5.85% Notes due January 15, 2015, as the same may have been subsequently modified, amended or supplemented, together with all instruments and agreements related thereto.
     3. “6.5% and 7% Bonds” means the unsecured notes issued under the 6.5% and 7% Bonds Indenture.
     4. “6.5% and 7% Bonds Indenture” means the Indenture for Senior Securities between Dana, as Issuer, and Citibank, N.A., as Trustee, dated December 15, 1997, as supplemented by the First Supplemental Indenture, dated March 16, 1998, and the Second Supplemental Indenture, dated February 26, 1999, relating to the (a) $350 million 6.5% Notes due March 1, 2009, (b) $400 million 7% Notes due March 1, 2029, (c) $150 million 6.5% Notes due March 15, 2008 and (d) $200 million 7% Notes due March 15, 2028, as the same may have been subsequently modified, amended or supplemented, together with all instruments and agreements related thereto.
     5. “9% Bonds” means the unsecured notes issued under the 9% Bonds Indenture.
     6. “9% Bonds Indenture” means the Indenture between Dana, as Issuer, and Citibank, N.A., as Trustee, Registrar and Paying Agent for the Dollar Securities, and Citibank, N.A., London Branch, as Registrar and Paying Agent for the Euro Securities, dated August 8, 2001, relating to the (a) $575 million 9% Dollar Securities due August 15, 2011 and (b) €200 9% Euro Securities due August 15, 2011, as the same may have been subsequently modified, amended or supplemented, together with all instruments and agreements related thereto.
     7. “10.125% Bonds” means the unsecured notes issued under the 10.125% Bonds Indenture.
     8. “10.125% Bonds Indenture” means the Indenture between Dana, as Issuer, and Citibank, N.A., as Trustee, Registrar and Paying Agent, dated March 11, 2002, relating to the $250 million 10.125% Notes due March 15, 2010, as the same may have been subsequently modified, amended or supplemented, together with all instruments and agreements related thereto.

     9. “Acquired Bond Claims” means Qualified Bond Claims that are transferred to a Person (a) who is a QIB and (b) who assumes all of the obligations of the transferor under the Plan Support Agreement in connection with such transfer. Acquired Bond Claims (as such term is defined in the preceding sentence) that are subsequently transferred to a Person who (a) is a QIB and (b) assumes all of the obligations of the transferor under the Plan Support Agreement and delivers a signature page to the Plan Support Agreement to Dana and Centerbridge within five Business Days of the closing of such transfer (but in no event later than the Confirmation Date) shall continue to be deemed Acquired Bond Claims.
     10. “Ad Hoc Bondholders’ Committee” means the ad hoc committee of holders of Bonds represented by Stroock & Stroock & Lavan LLP.
     11. “Ad Hoc Steering Committee” means Avenue Special Situations Fund IV, L.P.; Avenue Special Situations Fund V, L.P.; Avenue International, Ltd.; Avenue Investments, L.P.; Avenue-CDP Global Opportunities Fund, L.P.; Davidson Kempner Capital Management, LLC (together with investment vehicles advised by Davidson Kempner Capital Management, LLC and/or its Affiliates); Dune Capital Management, L.P.; Dune Capital, LLC; Franklin Mutual Advisers, LLC; QDRF Master Ltd., Quadrangle Debt Recovery Income Fund Master Ltd. and Quadrangle Debt Opportunities Fund Master Ltd; and Silver Point Capital, L.P.
     12. “Administrative Claim” means a Claim against a Debtor or its Estate arising on or after the Petition Date and prior to the Effective Date for a cost or expense of administration in the Chapter 11 Cases that is entitled to priority or superpriority under sections 364(c)(1), 503(b), 503(c), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estates and operating the businesses of the Debtors (such as wages, salaries, commissions for services and payments for inventories, leased equipment and premises); (b) Claims under the DIP Credit Agreement; (c) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 330(a) or 331 of the Bankruptcy Code, including Fee Claims; (d) any Allowed Claims for reclamation under section 546(c)(1) of the Bankruptcy Code; (e) Claims, pursuant to section 503(b)(9) of the Bankruptcy Code, for the value of goods received by the Debtors in the 20 days immediately prior to the Petition Date and sold to the Debtors in the ordinary course of the Debtors’ businesses; (f) all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, 28 U.S.C. §§ 1911-1930; (g) any Claims entitled to administrative priority under the Union Settlement Agreements as approved by the Global Settlement Order; (h) any Claims of Centerbridge entitled to superpriority under the New Investment Agreement as approved by the Global Settlement Order; (i) any Claims of the B-2 Backstop Investors entitled to superpriority under the B-2 Backstop Commitment Letter and any order approving same; and (j) all Postpetition Intercompany Claims other than Postpetition Intercompany Claims entered into a Debtor’s “intercompany equity” account for internal accounting purposes after the close of 2006.
     13. “ADR Order” means the Order, Pursuant to Sections 105 and 502 of the Bankruptcy Code and Bankruptcy Rules 3007 and 9019, Approving Alternative Dispute Resolution Procedures to Promote the Resolution of Certain Prepetition Claims (Docket No. 5372), entered by the Bankruptcy Court on May 23, 2007, as it may be amended or supplemented from time to time.
     14. “ADR Procedures” means the alternative dispute resolution procedures approved by the ADR Order, as such procedures may be modified by further Order of the Bankruptcy Court.
     15. “Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under Common Control with, another Person; provided that, Centerbridge and CBP are not to be considered Affiliates of Dana.
     16. “Allowed ... Claim” or “Allowed ... Interest” means an Allowed Claim or Allowed Interest, as the case may be, in the particular Class or category specified.

     17. “Allowed Claim” when used:
          a. with respect to any Claim other than an Administrative Claim, means a Claim that is not a Disallowed Claim and:
               (i) (A) is listed on a Debtor’s Schedules and not designated in the Schedules as either disputed, contingent or unliquidated and (B) is not otherwise a Disputed Claim;
               (ii) (A) as to which no objection to allowance has been interposed on or before the Claims Objection Bar Date or such other applicable period of limitation fixed by the Plan, the Confirmation Order, the Bankruptcy Rules or a Final Order for objecting to such Claims and (B) is not otherwise a Disputed Claim;
               (iii) that is allowed: (A) in any Stipulation of Amount and Nature of Claim executed by the applicable Claim holder on or after the Effective Date, (B) in any contract, instrument or other agreement entered into in connection with the Plan and, if prior to the Effective Date, approved by the Bankruptcy Court, (C) pursuant to a Final Order or (D) pursuant to the terms of the Plan;
               (iv) is asserted in a liquidated proof of Claim that is accepted, and is designated for allowance, by the Debtors, as set forth in one or more notices Filed with the Bankruptcy Court on or before the Effective Date; or
               (v) is any Claim that is not a Disputed Claim; provided, however, that, to the extent that (A) any portion of any Disputed General Unsecured Claim is identified in the Debtors’ Schedules in a liquidated, non-contingent, non-disputed amount, (B) no proof of Claim was Filed seeking a different priority or a lower amount than listed in the Schedules, (C) no objection has been filed with respect to such Disputed Claim seeking to modify the priority or reduce the amount below the amount set forth in the Schedules and (D) the scheduled portion of such Disputed Claim has not been settled, waived, paid or otherwise satisfied or resolved, then such portion of the Disputed General Unsecured Claim will be deemed an Allowed Claim as set forth in a notice to be filed no later than 5 business days prior to the Trade Claims Record Date, with a final updated notice of all Allowed Claims as of the Effective Date to be filed no later than five business days after the Effective Date or such later date that is reasonably agreed upon by the Debtors and the Creditors’ Committee; and provided further that the deemed Allowance of a portion of any Disputed General Unsecured Claim under this Section I.A.17.a.v shall not limit the Debtors’, the Reorganized Debtors’ or, to the extent applicable, other parties’ ability to object to the remaining disputed portion of such Claim; and
          b. with respect to an Administrative Claim, means an Administrative Claim that is not a Disallowed Claim and:
               (i) (A) as to which no objection to allowance has been interposed on or before the Claims Objection Bar Date or such other applicable period of limitation fixed by the Plan, the Confirmation Order, the Bankruptcy Rules or a Final Order for objecting to such Claims and (B) is not otherwise a Disputed Claim;
               (ii) that is allowed: (A) in any Stipulation of Amount and Nature of Claim executed by the applicable Claim holder on or after the Effective Date, (B) in any contract, instrument or other agreement entered into in connection with the Plan and, if prior to the Effective Date, approved by the Bankruptcy Court, (C) pursuant to a Final Order or (D) pursuant to Section II.A.1; or
               (iii) is asserted in a liquidated proof of Claim that is accepted, and is designated for allowance, by the Debtors, as set forth in one or more notices Filed with the Bankruptcy Court on or before the Effective Date.
     18. “Allowed Interest” means an Interest registered in the stock register, membership interest register or any similar register or schedule maintained by or on behalf of a Debtor as of the Distribution Record Date and not timely objected to or that is allowed by a Final Order.

     19. “Asbestos Personal Injury Claim” means any Claim, remedy, liability or demand, held by or asserted on behalf of an individual, now existing or hereafter arising against any Debtor, whether or not such Claim, remedy, liability or demand is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, whether or not the facts of or legal bases therefor are known or unknown, under any theory of law, equity, admiralty or otherwise (including piercing the corporate veil, alter ego and similar theories), for death, bodily injury, sickness, disease, medical monitoring or other personal injuries (whether physical, emotional or otherwise) to the extent allegedly arising out of or based on, directly or indirectly, in whole or in part, the presence of or exposure to asbestos or asbestos-containing products or things that were installed, engineered, designed, manufactured, fabricated, constructed, sold, supplied, produced, specified, selected, distributed, released, marketed, serviced, maintained, repaired, purchased, owned, occupied, used, removed, replaced or disposed of by any Debtor or an entity for whose products or operations any Debtor allegedly has liability or for which any Debtor is otherwise allegedly liable, including any Claim, remedy, liability or demand for compensatory damages (such as loss of consortium, lost wages or other opportunities, wrongful death, medical monitoring, survivorship, proximate, consequential, general and special damages) or punitive damages related thereto, and any Claim under any settlement entered into by or on behalf of any Debtor prior to or after the Petition Date of an Asbestos Personal Injury Claim. Asbestos Personal Injury Claim does not include (a) a workers’ compensation claim brought directly by a past or present employee of any Debtor under an applicable workers’ compensation statute or (b) a Claim for indemnity, contribution or reimbursement asserted on account of an Asbestos Personal Injury Claim (as such term is defined in the preceding sentence) by entities other than the allegedly injured individual.
     20. “Assets” means all of a Debtor’s property, rights and interest that are property of a Debtor’s Estate pursuant to section 541 of the Bankruptcy Code.
     21. “B-2 Backstop Commitment Letter” means the letter between Dana, Centerbridge and the B-2 Backstop Investors dated October 18, 2007, pursuant to which the B-2 Backstop Investors agreed to purchase up to 2,900,000 unsubscribed shares of the New Series B Preferred Stock.
     22. “B-2 Backstop Investors” means those investors that have executed signature pages to the B-2 Backstop Commitment Letter.
     23. “Ballot” means the form or forms distributed to each holder of an impaired Claim or Interest entitled to vote on the Plan on which the holder indicates either acceptance or rejection of the Plan and (when applicable) any election for treatment of such Claim or Interest under the Plan.
     24. “Bankruptcy Code” means title 11 of the United States Code, as now in effect or hereafter amended, as applicable to these Chapter 11 Cases.
     25. “Bankruptcy Court” means the United States District Court having jurisdiction over the Chapter 11 Cases and, to the extent of any reference made pursuant to 28 U.S.C. § 157, the bankruptcy unit of such District Court.
     26. “Bankruptcy Rules” means, collectively, the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended.
     27. “Bar Date” means the applicable bar date by which a proof of Claim must be, or must have been, Filed, as established by an order of the Bankruptcy Court, including a Bar Date Order and the Confirmation Order.
     28. “Bar Date Order” means any order of the Bankruptcy Court establishing Bar Dates for Filing proofs of Claim in the Chapter 11 Cases, including the Order Establishing Bar Dates for Filing Proofs of Claim and Approving Form and Manner of Notice Thereof, entered on July 19, 2006 (Docket No. 2073), as the same may be amended, modified or supplemented.
     29. “Bondholder” means a holder of a Bondholder Claim.

     30. “Bondholder Claim” means any Claim against a Debtor under or evidenced by a Bond, which Claim includes, but is not limited to, principal and interest as of the Petition Date and, only if applicable, Postpetition Interest and Post-Effective Date Interest.
     31. “Bondholder Record Date” means August 13, 2007.
     32. “Bonds” means, collectively: (a) the 5.85% Bonds; (b) the 6.5% and 7% Bonds; (c) the 9% Bonds; and (d) the 10.125% Bonds.
     33. “Business Day” means any day, other than a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).
     34. “Case Management Order” means the Amended Administrative Order, Pursuant to Rule 1015(c) of the Federal Rules of Bankruptcy Procedure, Establishing Case Management and Scheduling Procedures (Docket No. 574), entered on March 23, 2006, as it may be amended from time to time.
     35. “Cash” means legal tender of the United States of America and equivalents thereof.
     36. “Cash Investment Yield” means the net yield earned by the applicable Disbursing Agent from the investment of Cash held pending distribution pursuant to the Plan (including any Cash received by the Disbursing Agent on account of dividends and other distributions on the Reserved Shares), which investment will be in a manner consistent with Dana’s investment and deposit guidelines.
     37. “Catch-Up Distribution” means: (a) with respect to each holder of an Allowed Claim in Class 5B that was previously a Disputed Claim, the amount of Reserved Shares and Reserved Excess Minimum Cash equal to the aggregate amount of any (i) Distributable Shares of New Dana Holdco Common Stock, (ii) Distributable Excess Minimum Cash, (iii) Reserved Shares and (iv) Reserved Excess Minimum Cash (if any) that such holder would have received if its Claim had been an Allowed Claim on the Effective Date and each Periodic Distribution Date preceding the date the Claim became Allowed; (b) with respect to each holder of an Allowed Claim in Class 6D that was previously a Disputed Claim, the amount of Reserved Shares and Reserved Excess Minimum Cash equal to the aggregate amount of any Reserved Shares and Reserved Excess Minimum Cash (if any) that such holder would have received if its Claim had been an Allowed Claim on the Periodic Distribution Date upon which (i) all Disputed Claims in Classes other than Class 6D and Class 7B entitled to distributions from the Disputed Unsecured Claims Reserve were resolved and (ii) all distributions to which the holders of such Claims were entitled pursuant to the terms of the Plan were made from the Disputed Unsecured Claims Reserve; and (c) with respect to each holder of an Allowed Claim in Class 7B that was previously a Disputed Claim, the amount of Reserved Shares and Reserved Excess Minimum Cash equal to the aggregate amount of any Reserved Shares and Reserved Excess Minimum Cash (if any) that such holder would have received if its Claim had been an Allowed Claim on the Periodic Distribution Date upon which (i) all Disputed Claims in Classes other than Class 7B entitled to distributions from the Disputed Unsecured Claims Reserve were resolved and (ii) all distributions to which the holders of such Claims were entitled pursuant to the terms of the Plan were made from the Disputed Unsecured Claims Reserve.
     38. “CBP” means CBP Parts Acquisition Co. LLC, one of the New Equity Investors, or a successor or assign of CBP pursuant to the terms of the New Investment Agreement.
     39. “Centerbridge” means Centerbridge Capital Partners, L.P.
     40. “Centerbridge Purchaser Entities” means CBP and its permitted successors and assigns under the New Investment Agreement.
     41. “Chapter 11 Cases” means, collectively, the cases commenced under chapter 11 of the Bankruptcy Code by the Debtors in the Bankruptcy Court.
     42. “Charging Lien” means any lien or other priority in payment to which the Indenture Trustee is entitled under each Indenture against distributions to be made to applicable Bondholders under each Indenture.

     43. “Claim” means a claim (as defined in section 101(5) of the Bankruptcy Code) against a Debtor.
     44. “Claims and Noticing Agent” means BMC Group, Inc.
     45. “Claims Objection Bar Date” means, for all Claims, including Claims asserting priority under section 503(b)(9) of the Bankruptcy Code, other than Allowed Claims, the latest of: (a) 150 days after the Effective Date, subject to extension by order of the Bankruptcy Court; (b) 90 days after the Filing of a proof of Claim for such Claim; and (c) such other period of limitation as may be specifically fixed by the Plan, the Confirmation Order, the Bankruptcy Rules or a Final Order for objecting to such a Claim.
     46. “Class” means a class of Claims or Interests, as described in Article II.
     47. “Confirmation” means the entry of the Confirmation Order on the docket of the Bankruptcy Court.
     48. “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on its docket, within the meaning of Bankruptcy Rules 5003 and 9021.
     49. “Confirmation Exhibits” means, collectively, the documents listed on the “Table of Exhibits” included herein, which documents will be Filed no later than five days before the Confirmation Hearing, to the extent not filed earlier; provided, however, that Exhibits II.E.1.a, II.E.1.c, II.E.4 and II.E.5 will be filed no later than five Business Days prior to the Voting Deadline. All Confirmation Exhibits will be made available on the Document Websites once they are Filed. The Debtors reserve the right, in accordance with the terms hereof, to modify, amend, supplement, restate or withdraw any of the Confirmation Exhibits after they are Filed and shall promptly make such changes available on the Document Websites.
     50. “Confirmation Hearing” means the hearing held by the Bankruptcy Court on Confirmation of the Plan, as such hearing may be continued from time to time.
     51. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.
     52. “Consolidated Debtors” means, collectively, all of the Debtors other than EFMG.
     53. “Contract Procedures Order” means an order of the Bankruptcy Court, entered on or prior to the Confirmation Date, which approves procedures to address the treatment of certain agreements in the Chapter 11 Cases in conjunction with the Plan, including the assumption, assumption and assignment or rejection of Executory Contracts and Unexpired Leases, and establishes the form and manner of notice to be given to counterparties to such agreements with the Debtors.
     54. “Control,” “Controlled by” and “under Common Control with” means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     55. “Convenience Claims” means General Unsecured Claims (other than Bondholder Claims and Participating Claims) against any of the Consolidated Debtors that otherwise would be classified in Class 5B, but, with respect to each such Claim, either (a) the aggregate amount of such Claim is equal to or less than $5,000 or (b) the aggregate amount of such Claim is reduced to $5,000 pursuant to an election by the Claim holder made on the Ballot provided for voting on the Plan by the Voting Deadline; provided, however, that where any portion(s) of a single Claim has been transferred to a transferee, (a) the amount of all such portions will be aggregated to determine whether a Claim qualifies as a Convenience Claim and for purposes of the Convenience Claim election and (b) unless all transferees make the Convenience Claim election on the applicable Ballots, the Convenience Claim election will not be recognized for such Claim.

     56. “Creditors’ Committee” means the statutory official committee of unsecured creditors appointed by the United States Trustee in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code, as such appointment has been subsequently modified.
     57. “Creditors’ Committee Website” means the internet site address http://www.danacreditorcommittee.com at which all of the exhibits and schedules to the Plan and the Disclosure Statement will be available to creditors of the Debtors.
     58. “Cure Amount Claim” means a Claim based upon a Debtor’s defaults under an Executory Contract or Unexpired Lease at the time such contract or lease is assumed by such Debtor under section 365 of the Bankruptcy Code to the extent required by section 365 of the Bankruptcy Code.
     59. “Dana” means Debtor Dana Corporation.
     60. “DCC” means Dana Credit Corporation, a Delaware corporation and a non-debtor affiliate of the Debtors.
     61. “DCC Bonds” means the: (a) $8.0 million 7.18% notes due April 8, 2006; (b) $12.0 million 6.93% notes due April 8, 2006; (c) $30.0 million 7.91% notes due August 16, 2006; (d) $30.0 million 6.88% notes due August 28, 2006; (e) $275.0 million 8.375% notes due August 15, 2007; and (f) $37.0 million 6.59% notes due December 1, 2007.
     62. “DCC Claim” means the $325 million General Unsecured Claim against Dana, Allowed pursuant to the Order Approving Settlement Agreement among the Debtors and Dana Credit Corporation (Docket No. 4199), entered on November 30, 2006.
     63. “Debtors” means, collectively, the above-captioned debtors and debtors in possession identified on Exhibit I.A.63.
     64. “Derivative Claim” means a claim (as defined in section 101(5) of the Bankruptcy Code) or cause of action against any Released Party that is the property of any of the Debtors’ Estates pursuant to section 541 of the Bankruptcy Code, including, without limitation, those claims and causes of action asserted in Staehr v. Burns et al., Civil Action No. 3:06-cv-07069-JGC, N.D. Ohio (2006) and Casden v. Burns et al., Civil Action No. 3:06-cv-07068-JGC, N.D. Ohio (2006).
     65. “DIP Credit Agreement” means, collectively: (a) the Senior Secured Superpriority Debtor-In-Possession Credit Agreement among Dana (as borrower), the other Debtors (as guarantors), Citicorp North America, Inc., as administrative agent, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, and Citigroup Capital Markets Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and the other lenders party thereto; (b) all amendments thereto and extensions thereof; and (c) all security agreements and instruments related to the documents identified in (a) and (b).
     66. “DIP Lender Claim” means any Claim against a Debtor under or evidenced by (a) the DIP Credit Agreement and (b) the Final DIP Order.
     67. “DIP Lenders” means, collectively: (a) those entities identified as “Lenders” in the DIP Credit Agreement and their respective permitted successors and assigns (solely in their capacity as “Lenders” under the DIP Credit Agreement); and (b) any agent bank named therein (solely in its capacity as agent bank under the DIP Credit Agreement).
     68. “Disallowed,” when used with respect to a Claim, means a Claim that has been disallowed by a Final Order.

     69. “Disbursing Agent” means any Reorganized Debtor in its capacity as disbursing agent pursuant to Section VI.B or any Third Party Disbursing Agent.
     70. “Disclosure Statement” means the disclosure statement (including all exhibits and schedules thereto or referenced therein) that relates to the Plan and has been prepared and distributed by the Debtors, as plan proponents, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code, as the same may be amended, modified or supplemented.
     71. “Disputed Claim” means:
          a. a Claim that is listed on a Debtor’s Schedules as either disputed, contingent or unliquidated;
          b. a Claim that is listed on a Debtor’s Schedules as other than disputed, contingent or unliquidated, but the nature or amount of the Claim as asserted by the holder varies from the nature or amount of such Claim as it is listed on the Schedules;
          c. a Claim that is not listed on a Debtor’s Schedules;
          d. a Claim as to which the applicable Debtor or Reorganized Debtor, or, prior to the Confirmation Date, any other party in interest, has Filed an objection by the Claims Objection Bar Date and such objection has not been withdrawn or denied by a Final Order;
          e. a Claim for which a proof of Claim or request for payment of Administrative Claim is required to be Filed under the Plan and no such proof of Claim or request for payment of Administrative Claim is timely filed;
          f. a Tort Claim; or
          g. a Claim that is submitted to the ADR Procedures.
     72. “Disputed Insured Claim” and “Disputed Uninsured Claim” mean, respectively, an Insured Claim or an Uninsured Claim that is also a Disputed Claim.
     73. “Disputed Unsecured Claims Reserve” means the reserve of Disputed Unsecured Claims Reserve Assets, which reserve (a) will maintain the Disputed Unsecured Claims Reserve Assets in trust for (i) Pro Rata distributions to holders of Disputed Claims that become Allowed Claims in Class 5B and (ii) periodic Pro Rata distributions to holders of Allowed Claims in Class 5B, pursuant to the terms of the Plan, and (b) will not constitute property of the Reorganized Debtors.
     74. “Disputed Unsecured Claims Reserve Assets” means (a) the Reserved Shares and (b) any Reserved Excess Minimum Cash.
     75. “Distributable Excess Minimum Cash” means the Excess Minimum Cash, less the Reserved Excess Minimum Cash, to be distributed Pro Rata on the Effective Date to holders of Allowed Claims in Class 5B.
     76. “Distributable Shares of New Dana Holdco Common Stock” means the shares of New Dana Holdco Common Stock issued on the Effective Date, less (a) the Reserved Shares and (b) the Emergence Shares, to be distributed Pro Rata on the Effective Date to holders of Allowed Claims in Class 5B.
     77. “Distribution Record Date” means the close of business on the Confirmation Date.
     78. “Document Websites” means (a) the internet site address http://www.dana.bmcgroup.com at which all of the Exhibits and schedules to the Plan and the Disclosure Statement will be available to any party in interest and the public; and (b) the Creditors’ Committee Website.

     79. “DTC” means The Depository Trust Company.
     80. “Effective Date” means a day, as determined by the Debtors, that is the Business Day as soon as reasonably practicable after all conditions to the Effective Date in Section IV.B have been met or waived in accordance with Section IV.C.
     81. “EFMG” means EFMG LLC, a Virginia limited liability company and one of the Debtors.
     82. “Emergence Shares” means, collectively, the Union Emergence Shares and the Non-Union Emergence Shares.
     83. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1301-1461.
     84. “Estate” means, as to each Debtor, the estate created for such Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.
     85. “Excess Minimum Cash” means Cash in excess of (a) the minimum Cash required by the Reorganized Debtors to operate their businesses on the Effective Date and thereafter, plus (b) the amount of Cash needed, pursuant to the terms of the Plan, to satisfy all (i) Allowed Secured Claims, Allowed DIP Lender Claims, Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Priority Claims and Allowed Claims in Classes 4, 5A, 6B and 6C and (ii) Secured Claims, DIP Lender Claims, Administrative Claims, Priority Tax Claims, Priority Claims or Claims in Classes 4, 5A, 6B and 6C that (A) are Disputed Claims and (B) may become Allowed Claims after the Effective Date, plus (c) the amount of Cash needed to satisfy the Remaining Non-Union Retiree VEBA Contribution, the USW Union Retiree VEBA Contribution and the UAW Union Retiree VEBA Contribution. To the extent there is a dispute as to the amount of Excess Minimum Cash, the amount of Excess Minimum Cash will be decided by the Bankruptcy Court prior to the Effective Date.
     86. “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     87. “Executory Contract or Unexpired Lease” means a contract or lease to which a Debtor is a party that is subject to assumption, assumption and assignment or rejection under section 365 of the Bankruptcy Code and includes any modifications, amendments, addenda or supplements thereto or restatements thereof.
     88. “Exit Facility” means a senior secured credit facility that: (a) includes (i) funded commitments not to exceed $1.5 billion and (ii) unfunded commitments; and (b) will be entered into by the Reorganized Debtors, the Exit Facility Agent and the other financial institutions party thereto on the Effective Date on substantially the terms set forth on Exhibit I.A.88.
     89. “Exit Facility Agent” means the agent under the Exit Facility.
     90. “Face Amount” means either (a) the full stated amount claimed by the holder of such Claim in any proof of Claim Filed by the Bar Date or otherwise deemed timely Filed under applicable law, if the proof of Claim specifies only a liquidated amount; (b) if no proof of Claim is Filed by the Bar Date or otherwise deemed timely Filed under applicable law, the full amount of the Claim listed on the Debtors’ Schedules, provided that such amount is not listed as disputed, contingent or unliquidated; or (c) the amount of the Claim (i) acknowledged by the applicable Debtor, Reorganized Debtor or, prior to the Effective Date, the Creditors’ Committee in conjunction with the Debtors in any objection Filed to such Claim, (ii) estimated by the Bankruptcy Court for such purpose pursuant to section 502(c) of the Bankruptcy Code, or (iii) proposed by the Debtors in consultation with the Creditors’ Committee or the Reorganized Debtors if (A) no proof of Claim has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law and such amount is not listed in the Debtors’ Schedules or is listed in the Debtors’ Schedules as disputed, contingent or unliquidated or (B) the proof of Claim specifies an unliquidated amount (in whole or in part).

     91. “Federal Judgment Rate” means the federal post-judgment interest rate, as established by 28 U.S.C. § 1961(a), of 4.74% on the Petition Date.
     92. “Fee Claim” means a Claim under sections 328, 330(a), 331, 503 or 1103 of the Bankruptcy Code for compensation of a Professional or other entity for services rendered or expenses incurred in the Chapter 11 Cases.
     93. “Fee Order” means the Order, Pursuant to Sections 105(a) and 331 of the Bankruptcy Code, Bankruptcy Rule 2016(a) and Local Bankruptcy Rule 2016-1, Establishing Procedures for Interim Monthly Compensation for Professionals (Docket No. 732), entered by the Bankruptcy Court on March 29, 2006.
     94. “File,” “Filed” or “Filing” means file, filed or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.
     95. “Final DIP Order” means the Final Order (I) Authorizing Debtors to (A) Obtain Postpetition Secured Financing Pursuant to 11 U.S.C. Sections 105(a), 361, 362, 363, 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1), 364(e) and 507 and Fed. R. Bankr. P. 2002, 4001 and 9014 and (B) Utilize Cash Collateral Pursuant to 11 U.S.C. Section 363, and (II) Granting Adequate Protection to Prepetition Secured Parties Pursuant to 11 U.S.C. Sections 361, 362, 363 and 364 (Docket No. 721), entered by the Bankruptcy Court on March 29, 2006.
     96. “Final Distribution Date” means the date that is 90 days after all Disputed Claims have been resolved (or as soon as reasonably practicable thereafter), which shall be the date a final distribution is made under this Plan.
     97. “Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Cases or the docket of any other court of competent jurisdiction, that has not been reversed, stayed, modified or amended, and as to which the time to appeal or petition for certiorari or move for a new trial, reargument or rehearing has expired, and as to which no appeal or petition for certiorari or other proceeding for a new trial, reargument or rehearing that has been timely taken is pending, or as to which any appeal that has been taken or any petition for certiorari that has been timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument or rehearing shall have been denied or resulted in no modification of such order.
     98. “General Unsecured Claim” means any Claim and, only if applicable, Postpetition Interest and Post-Effective Date Interest, that is not an Administrative Claim, Secured Claim, Cure Amount Claim, Priority Claim, Priority Tax Claim, Section 510(b) Securities Claim, Section 510(b) Old Common Stock Claim, Asbestos Personal Injury Claim, DCC Claim, Prepetition Intercompany Claim or the Union Claim. For the avoidance of doubt, General Unsecured Claims include but are not limited to (a) all Liabilities related to real property not owned or leased by the Debtors as of the Petition Date, (b) Bondholder Claims and (c) the Unions’ potential $908 million Claim against the Debtors under Appendix R to the Union Settlement Agreements.
     99. “Global Settlement” means the settlement among the Debtors, the Unions, certain Bondholders, and involving Centerbridge and CBP, documented in the Union Settlement Agreements, the Plan Support Agreement, the New Investment Agreement and their respective exhibits and appendices.
     100. “Global Settlement Order” means the Order Pursuant to 11 U.S.C. §§ 1113 and 1114(e) and Federal Rule of Bankruptcy Procedure 9019, Approving Settlement Agreements with the United Steelworkers and United Autoworkers, and Pursuant to 11 U.S.C. §§ 105(a), 363(b), 364(c), 503 and 507, Authorizing the Debtors to Enter Into Plan Support Agreement, Investment Agreement and Related Agreements, entered August 1, 2007 (Docket No. 5879), and the exhibits thereto.
     101. “Indenture Trustee” means Wilmington Trust Company, as successor indenture trustee under the Indentures pursuant to the Instrument of Resignation, Appointment and Acceptance, dated December 5, 2005, by and among the Issuer, Citibank, N.A., as the resigning trustee, and Wilmington Trust Company, as successor trustee.

     102. “Indenture Trustee Fee Claim” means, individually and collectively, a Claim against the Debtors arising from and after the Petition Date pursuant to the applicable Indentures relating to any compensation, disbursements, fees and expenses, including any Claim under such Indenture relating to reasonable fees and expenses of counsel of the Indenture Trustee, which Claims shall be satisfied and discharged in accordance with Section II.A.1.h.
     103. “Indentures” means, collectively: (a) the 6.5% and 7% Bonds Indenture; (b) the 9% Bonds Indenture; (c) the 10.125% Bonds Indenture; and (d) the 5.85% Bonds Indenture.
     104. “Independent Director” means a director of New Dana Holdco who qualifies as an “independent director” of New Dana Holdco under (a) NYSE Rule 303(A)(2) or (b) if New Dana Holdco is listed or quoted on another securities exchange or quotation system that has an independence requirement, the comparable rule or regulation of such securities exchange or quotation system on which the New Dana Holdco Common Stock is listed or quoted (whether by final rule or otherwise). In addition, in order for a director designated by Centerbridge to be deemed to be an “Independent Director,” such director would also have to be considered an “independent director” of Centerbridge and the Centerbridge Purchaser Entities under NYSE Rule 303(A)(2), assuming for this purpose that (a) such director were a director of Centerbridge and the Centerbridge Purchaser Entities (whether or not such director actually is or has been a director of Centerbridge or the Centerbridge Purchaser Entities) and (b) Centerbridge and the Centerbridge Purchaser Entities are each deemed to be a NYSE listed company.
     105. “Ineligible Unsecured Claims” means, collectively, General Unsecured Claims that are either Allowed or estimated by the Bankruptcy Court under section 502(c) of the Bankruptcy Code on or prior to the Effective Date and are held by a Person who is not, nor are any of its affiliates, a Qualified Investor but without regard to clauses (c) and (d) of that definition; provided, however, that Bondholder Claims which are not Participating Claims will be Ineligible Unsecured Claims even if held by such Persons. In no event will Union Claims, DCC Claims, any Claims of the non-union retirees represented by the Retiree Committee, Intercompany Claims, Convenience Claims or Asbestos Personal Injury Claims be Ineligible Unsecured Claims.
     106. “Insurance Contract” means any policy of third party liability insurance under which any of the Debtors could have asserted or did assert, or may in the future assert, a right to coverage for any claim, together with any other contracts which pertain or relate to such policy (including, by way of example and not limitation, any insurance settlement agreements, coverage-in-place agreements, or the agreement known as “the Wellington Agreement”).
     107. “Insured Claim” means that portion of any Claim arising from an incident or occurrence alleged to have occurred prior to the Effective Date: (a) as to which any Insurer is obligated pursuant to the terms, conditions, limitations, and exclusions of its Insurance Contract(s), to pay any judgment, settlement, or contractual obligation with respect to the Debtors, or (b) that any Insurer otherwise agrees to pay as part of a settlement or compromise of a claim made under the applicable Insurance Contract(s).
     108. “Insurer” means any company or other entity that issued, or is responsible for, a policy of third party liability insurance under which any of the Debtors could have asserted or did assert, or may in the future assert, a right to coverage for any claim under an Insurance Contract.
     109. “Intercompany Claim” means any Claim by any Debtor against another Debtor.
     110. “Interest” means the rights and interests of the holders of the Old Common Stock of any Debtor, any other instruments evidencing an ownership interest in a Debtor and the rights of any entity to purchase or demand the issuance of any of the foregoing, including: (a) redemption, conversion, exchange, voting, participation and dividend rights (including any rights in respect of accrued and unpaid dividends); (b) liquidation preferences; and (c) stock options and warrants.
     111. “Liabilities” means any and all claims, obligations, suits, judgments, damages, demands, debts, rights, Recovery Actions, Derivative Claims, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, arising in law, equity or otherwise, that are based in whole or in part on any act, event, injury, omission, transaction, agreement, employment, exposure or other occurrence taking place on or prior to the Effective Date.
     112. “Litigation Trust” means the trust established pursuant to Section V.G to oversee the Reorganized Debtors’ resolution of certain General Unsecured Claims and prosecute certain Recovery Actions and other causes of action of the Estates not released pursuant to the Plan as identified in the Litigation Trust Agreement.
     113. “Litigation Trust Agreement” means the trust agreement, which shall be in form and substance reasonably acceptable to the Creditors’ Committee, the Debtors, the Reorganized Debtors, Centerbridge and the Ad Hoc Steering Committee, establishing the terms governing the Litigation Trust, substantially in the form of Exhibit I.A.113.
     114. “Litigation Trustee” means the trustee for the Litigation Trust selected by the Debtors, with the consent of the Creditors’ Committee, after consultation with the Ad Hoc Steering Committee, pursuant to Section V.G and identified in the Litigation Trust Agreement (or any successor trustee), in his or her or its capacity as the trustee of the Litigation Trust.
     115. “Minimum Emergence Liquidity” means, as of the Effective Date, the sum, after giving effect to all Cash distributions to be made on the Effective Date pursuant to the Plan, of (a) Cash and Cash equivalents of the Debtors and their subsidiaries and (b) unused commitments under the Exit Facility.
     116. “New Dana Holdco” means Dana Corporation Holdings, a Delaware corporation.
     117. “New Dana Holdco Common Stock” means the shares of common stock, $0.01 par value per share, of New Dana Holdco, authorized pursuant to the certificate of incorporation of New Dana Holdco, of which up to 100,000,000 shares shall be initially issued pursuant to the Plan as of the Effective Date.
     118. “New Equity Investment” means the $790,000,000 investment to be made by the New Equity Investors on the Effective Date in connection with the purchase of New Preferred Stock, pursuant to and in accordance with the New Investment Agreement, the New Series B Subscription Agreements and the B-2 Backstop Commitment Letter.
     119. “New Equity Investors” means, individually and collectively, CBP, the B-2 Backstop Investors and those holders of Allowed Claims that are determined to be Qualified Investors who have agreed to purchase the New Preferred Stock pursuant to and in accordance with the New Investment Agreement, the New Series B Subscription Agreements and the B-2 Backstop Commitment Letter.
     120. “New Investment Agreement” means, collectively, the Investment Agreement by and between Dana and Centerbridge and CBP, dated July 26, 2007, and the exhibits thereto, approved by the Global Settlement Order, as it may be amended, modified, supplemented or assigned in accordance with its terms, pursuant to which, among other things, CBP has agreed to purchase the New Series A Preferred Stock and up to 2,500,000 unsubscribed shares of New Series B Preferred Stock.
     121. “New Preferred Stock” means, collectively, the New Series A Preferred Stock and the New Series B Preferred Stock.
     122. “New Series A Preferred Stock” means, collectively, the 2,500,000 shares of 4.0% series A convertible preferred stock, $0.01 par value per share, of New Dana Holdco, authorized pursuant to the certificate of incorporation (or comparable constituent documents) and certificate of designations of New Dana Holdco, the terms of which shall not be altered in any material manner without the reasonable consent of the Creditors’ Committee and the Ad Hoc Steering Committee and; provided, however, that the number of shares authorized may not be increased without the consent of the Creditors’ Committee and the Ad Hoc Steering Committee.
     123. “New Series B Preferred Stock” means, collectively, the 5,400,000 shares of 4.0% Series B convertible preferred stock, $0.01 par value per share, of New Dana Holdco, authorized pursuant to the certificate of incorporation (or comparable constituent documents) and certificate of designations of New Dana Holdco, the terms of which shall not be altered in any material manner without the reasonable consent of the Creditors’ Committee and the Ad Hoc Steering Committee and; provided, however, that the number of shares authorized may not be increased without the consent of the Creditors’ Committee and the Ad Hoc Steering Committee.
     124. “New Series B Subscription Agreement” means the agreement by and between Dana and each of the New Equity Investors, other than CBP, substantially in the form of Exhibit I.A.124, pursuant to which each of the New Equity Investors, other than CBP, will subscribe to purchase the New Series B Preferred Stock.
     125. “Non-Union Emergence Shares” means the shares of New Dana Holdco Common Stock to be reserved by New Dana Holdco for issuance as a post-emergence bonus to non-union hourly and salaried non-management employees as discussed in Section V.E.4.
     126. “Non-Union Retiree Settlement Order” means the Stipulation and Agreed Order Between Dana Corporation and the Official Committee of Non-Union Retirees (Docket No. 5356), entered by the Bankruptcy Court on May 22, 2007.
     127. “Non-Union Retiree VEBA” means the voluntary employees’ beneficiary association established pursuant to the Non-Union Retiree Settlement Order.
     128. “Notice Parties” means (a) prior to the Effective Date, the Debtors, the Creditors’ Committee, Centerbridge and the Unions; and (b) on or after the Effective Date, the Reorganized Debtors, Centerbridge and the Unions.
     129. “NYSE” means the New York Stock Exchange.
     130. “NYSE Rule 303(A)(2)” means New York Stock Exchange Rule 303A(2), as such rule may be amended, supplemented or replaced from time to time.
     131. “Official Committees” means, collectively, the Creditors’ Committee and the Retiree Committee.
     132. “Old Common Stock” means, when used with reference to a particular Debtor, the common stock, membership interests, partnership interests or other capital stock issued by such Debtor and outstanding immediately prior to the Petition Date, and any options, warrants or other rights with respect thereto.
     133. “Ordinary Course Professionals Order” means the Order, Pursuant to Sections 105(a), 327, 328 and 330 of the Bankruptcy Code and Bankruptcy Rule 2014(a), Authorizing Debtors and Debtors in Possession to Retain, Employ and Pay Certain Professionals in the Ordinary Course of Their Businesses (Docket No. 76), entered by the Bankruptcy Court on March 6, 2006.
     134. “Participating Claims” means Qualified Bond Claims, Acquired Bond Claims and/or Qualified Trade Claims.
     135. “PBGC” means the Pension Benefit Guaranty Corporation, a wholly-owned United States government corporation and an agency of the United States that administers the defined benefit pension plan termination insurance program under Title IV of ERISA.
     136. “Pension Plans” means, individually and collectively, the pension plans listed on Exhibit I.A.136 (a) that are tax-qualified defined benefit pension plans covered by ERISA and (b) for which the Debtors are contributing sponsors. See 29 U.S.C. §§ 1301(a)(13) and (14).
     137. “Per Share Value” means the midpoint value per share of New Dana Holdco Common Stock as set forth in the Disclosure Statement, subject to modification by the Confirmation Order.

     138. “Periodic Distribution Date” means the twentieth day of the month following the end of each calendar quarter after the Effective Date (or as soon as reasonably practicable thereafter); provided, however, that if the Effective Date is within 45 days of the end of a calendar quarter, the first Periodic Distribution Date will be the twentieth day of the month following the end of the first calendar quarter after the calendar quarter in which the Effective Date falls.
     139. “Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
     140. “Petition Date” means March 3, 2006, the date on which the Debtors Filed their petitions for relief commencing the Chapter 11 Cases.
     141. “Plan” means this joint plan of reorganization for the Debtors, and all exhibits attached hereto or referenced herein, as the same may be amended, modified or supplemented.
     142. “Plan Support Agreement” means, collectively, the Amended Plan Support Agreement among Dana, Centerbridge, the Unions and certain holders of General Unsecured Claims, dated as of July 26, 2007, and the exhibits thereto, approved by the Global Settlement Order, as it may be further amended, modified or supplemented.
     143. “Plan Term Sheet” means Exhibit B to the Plan Support Agreement.
     144. “Port Authority” means the Toledo Lucas County Port Authority.
     145. “Port Authority Lease” means the Lease Agreement between the Port Authority and Spicer Driveshaft, Inc. (n/k/a Debtor Torque-Traction Technologies, LLC), dated October 1, 2002, as amended in accordance with the Port Authority Settlement Agreement.
     146. “Port Authority Secured Claim” means the Port Authority’s $18.875 million Secured Claim against Debtor Torque-Traction Technologies, LLC, allowed pursuant to the Port Authority Settlement Order.
     147. “Port Authority Settlement Agreement” means the Settlement Agreement by and among Dana, Debtor Torque-Traction Technologies, LLC, the Port Authority, the Director of Development of the State of Ohio, The Huntington National Bank and The Bank of New York Trust Company, N.A., dated August 1, 2007, approved by the Bankruptcy Court on August 22, 2007, as it may be amended, supplemented or modified.
     148. “Port Authority Settlement Order” means the Order, Pursuant to Bankruptcy Rule 9019, for an Order (I) Approving a Settlement Agreement by and among Certain Debtors, The Toledo-Lucas County Port Authority and Certain Other Parties, and (II) Allowing Claims of Toledo-Lucas County Port Authority Against Dana Corporation and Torque-Traction Technologies, LLC (Docket No. 6002), entered by the Bankruptcy Court on August 22, 2007.
     149. “Postpetition Intercompany Claim” means any Intercompany Claim that is not a Prepetition Intercompany Claim.
     150. “Postpetition Interest” means: (a) for a Bondholder Claim, the contractual rate of interest set forth in the applicable Indenture; (b) the rate of interest set forth in the contract or other applicable document between the holder of a Claim and the applicable Debtor giving rise to such holder’s Claim; (c) such interest, if any, as otherwise agreed to by the holder of a Claim and the applicable Debtor; or (d) if none of the foregoing apply, the Federal Judgment Rate.
     151. “Post-Effective Date Interest” means: (a) for a Bondholder Claim, the contractual rate of interest set forth in the applicable Indenture; (b) the rate of interest set forth in the contract or other applicable document between the holder of a Claim and the applicable Debtor giving rise to such holder’s Claim; (c) such interest, if any, as otherwise agreed to by the holder of a Claim and the applicable Debtor; or (d) if none of the foregoing apply, the Federal Judgment Rate.

     152. “Prepetition Intercompany Claim” means an Intercompany Claim that arose prior to the Petition Date.
     153. “Priority Claim” means a Claim that is entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code that is not an Administrative Claim or a Priority Tax Claim.
     154. “Priority Tax Claim” means a Claim that is entitled to priority in payment pursuant to section 507(a)(8) of the Bankruptcy Code.
     155. “Pro Rata” means, when used with reference to a distribution of property to holders of Allowed Claims or Allowed Interests in a particular Class or other specified group of Claims or Interests pursuant to Article II, proportionately so that with respect to a particular Allowed Claim or Allowed Interest in such Class or in such group, the ratio of (a)(i) the amount of property to be distributed on account of such Claim or Interest to (ii) the amount of such Claim or Interest, is the same as the ratio of (b)(i) the amount of property to be distributed on account of all Allowed Claims or Interests in such Class or group of Claims or Interests to (ii) the amount of all Allowed Claims or Allowed Interests, as the case may be, in such Class or group of Claims or Interests. Until all Disputed Claims in a Class are resolved, Disputed Claims shall be treated as Allowed Claims in their Face Amount for purposes of calculating Pro Rata distribution of property to holders of Allowed Claims in such Class.
     156. “Professional” means any professional employed in the Chapter 11 Cases pursuant to sections 327, 328, 363 or 1103 of the Bankruptcy Code or any professional or other entity seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code. For the avoidance of doubt, “Professional” shall include any professional or other entity rendering services to the Unions in connection with the Chapter 11 Cases to the extent that the compensation or reimbursement of expenses sought by such professional or other entity is governed by the Union Fee Order.
     157. “QIB” means a “qualified institutional buyer,” as such term is defined in Rule 144A promulgated under the Securities Act.
     158. “Qualified Bond Claims” means the net Bondholder Claims (after subtracting short positions and/or other hedge positions) that are beneficially owned as of the Bondholder Record Date by a Person who (a) together with its Affiliates, holds Bondholder Claims and/or Trade Claims in an aggregate amount equal to or greater than the Threshold Amount; (b) is a QIB; and (c) executes and delivers a signature page to the Plan Support Agreement on or before the Bondholder Record Date.
     159. “Qualified Investor” means a Person, other than the Unions, who (a) together with its Affiliates, beneficially owns Participating Claims in an aggregate amount equal to or greater than the Threshold Amount; (b) is a QIB; (c) is qualified to make the representations and warranties in, and who delivers to the Subscription Agent by the Subscription Deadline, a duly executed copy of, a New Series B Subscription Agreement; and (d) has not at any time during the period from the Bondholder Record Date through and including the Effective Date, engaged in any short sales of New Dana Holdco Common Stock or Claims, any transactions involving options (including exchange-traded options), puts, calls or other derivatives involving securities of New Dana Holdco or any other transactions of any type that would have the effect of providing such Person with any other economic gain in the event of a decrease in the current or future market price of Claims or New Dana Holdco Common Stock (unless the Person has engaged in such activity pursuant to Section 4.7 of the Plan Support Agreement) or otherwise breached any covenants or agreements in the New Series B Subscription Agreement.
     160. “Qualified Investor Record Date” means the Bondholder Record Date or the Trade Claims Record Date, as applicable.
     161. “Qualified Trade Claims” means Trade Claims that are beneficially owned as of the Trade Claims Record Date by a Person who (a) together with its Affiliates, beneficially owns Trade Claims, Qualified Bond Claims and/or Acquired Bond Claims in an aggregate amount equal to or greater than the Threshold Amount; (b) is a QIB; and (c) executes and delivers a signature page to the Plan Support Agreement on or before the Trade Claims Record Date.

     162. “Real Property Executory Contract or Unexpired Lease” means, collectively, an Executory Contract or Unexpired Lease relating to a Debtor’s interest in real property and any Executory Contract or Unexpired Lease granting rights or interests related to or appurtenant to the applicable real property, including all easements; licenses; permits; rights; privileges; immunities; options; rights of first refusal; powers; uses; usufructs; reciprocal easement or operating agreements; vault, tunnel or bridge agreements or franchises; development rights; and any other interests in real estate or rights in rem related to the applicable real property.
     163. “Recovery Actions” means, collectively and individually, preference actions, fraudulent conveyance actions and other claims or causes of action under sections 510, 542, 544, 547, 548, 549 and 550 of the Bankruptcy Code and other similar state law claims and causes of action.
     164. “Reinstated” or “Reinstatement” means rendering a Claim or Interest unimpaired within the meaning of section 1124 of the Bankruptcy Code. Unless the Plan specifies a particular method of Reinstatement, when the Plan provides that a Claim or Interest will be Reinstated, such Claim or Interest will be Reinstated, at Dana’s sole discretion, in accordance with one of the following:
a.	The legal, equitable and contractual rights to which such Claim or Interest entitles the holder will be unaltered; or

b.	Notwithstanding any contractual provisions or applicable law that entitles the holder of such Claim or Interest to demand or receive accelerated payment of such Claim or Interest after the occurrence of a default:
i.	any such default that occurred before or after the commencement of the applicable Chapter 11 Case, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code, will be cured;

ii.	the maturity of such Claim or Interest as such maturity existed before such default will be reinstated;

iii.	the holder of such Claim or Interest will be compensated for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law;

iv.	if such Claim arises from any failure to perform a nonmonetary obligation, other than a default arising from failure to operate a nonresidential real property lease subject to section 365(b)(1)(A) of the Bankruptcy Code, the holder of such Claim will be compensated for any actual pecuniary loss incurred by such holder as a result of such failure; and

v.	the legal, equitable or contractual rights to which such Claim or Interest entitles the holder of such Claim or Interest will not otherwise be altered.
     165. “Released Parties” means, collectively and individually, the Debtors, the Reorganized Debtors, the Official Committees and their members (solely in their capacity as such), the Unions and any consultants of the Unions, the DIP Lenders (solely in their capacity as such and not in their capacity as the Debtors’ prepetition lenders), Centerbridge, CBP, Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and permitted successors and assigns under the New Investment Agreement, the Ad Hoc Steering Committee and its predecessor members from and after July 5, 2007 (solely in their capacity as such), the Indenture Trustee and the Representatives of each of the foregoing.
     166. “Remaining Non-Union Retiree VEBA Contribution” means $53.8 million in Cash.
     167. “Reorganized .. . . ” means, when used in reference to a particular Debtor, such Debtor on or after the Effective Date.

     168. “Reorganized Debtors” means the Debtors on and after the Effective Date and any entities created as part of the Restructuring Transactions, including but not limited to New Dana Holdco.
     169. “Representatives” means, with respect to any entity, successor, predecessor, officer, director, partner, employee, agent, attorney, advisor, investment banker, financial advisor, accountant or other Professional of such entity, and committee of which such entity is a member, in each case in such capacity, serving on or after February 28, 2006.
     170. “Reserved Excess Minimum Cash” means (a) the Excess Minimum Cash to be contributed to the Disputed Unsecured Claims Reserve, (b) any Cash dividends or other distributions received by the Disbursing Agent on account of the Reserved Shares, (c) any Cash deposited into the Disputed Unsecured Claims Reserve by the Litigation Trust or Litigation Trustee and (d) any related Cash Investment Yield.
     171. “Reserved Shares” means the shares of New Dana Holdco Common Stock to be contributed to the Disputed Unsecured Claims Reserve.
     172. “Restructuring Transactions” means, collectively, those mergers, consolidations, restructurings, dispositions, liquidations or dissolutions that the Debtors determine to be necessary or appropriate to effect a corporate restructuring of their respective businesses or otherwise to simplify the overall corporate structure of the Reorganized Debtors, as described in greater detail in Section V.B.1.
     173. “Retiree Committee” means the official committee of non-union retired employees appointed by the United States Trustee in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code, as such committee may be reconstituted from time to time.
     174. “Schedules” means the schedules of assets and liabilities and the statement of financial affairs Filed by a Debtor on June 30, 2006, as required by section 521 of the Bankruptcy Code, as the same may have been or may be amended, modified or supplemented.
     175. “SEC” means the United States Securities and Exchange Commission.
     176. “Secondary Liability Claim” means a Claim that arises from a Debtor being liable as a guarantor of, or otherwise being jointly, severally or secondarily liable for, any contractual, tort, guaranty or other obligation of another Debtor, including any Claim based on: (a) vicarious liability; (b) liabilities arising out of piercing the corporate veil, alter ego liability or similar legal theories; (c) guaranties of collection, payments or performance; (d) indemnity bonds, obligations to indemnify or obligations to hold harmless; (e) performance bonds; (f) contingent liabilities arising out of contractual obligations or out of undertakings (including any assignment or transfer) with respect to leases, operating agreements or other similar obligations made or given by a Debtor or relating to the obligations or performance of another Debtor; (g) several liability of a member of a consolidated (or equivalent) group of corporations for Taxes of other members of the group or of the entire group; or (h) any other joint or several liability, including Claims for indemnification or contribution, that any Debtor may have in respect of any obligation that is the basis of a Claim.
     177. “Section 510(b) Old Common Stock Claim” means any Claim against any of the Debtors: (a) arising from rescission of a purchase or sale of Old Common Stock; (b) for damages arising from the purchase or sale of Old Common Stock; or (c) for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.
     178. “Section 510(b) Securities Claim” means any Claim against any of the Debtors: (a) arising from rescission of a purchase or sale of a Bond or any other security of a Consolidated Debtor other than Old Common Stock; (b) for damages arising from the purchase or sale of a Bond or any other security of a Consolidated Debtor other than Old Common Stock; or (c) for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

     179. “Secured Claim” means a Claim that is secured by a lien on property in which an Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder’s interest in such Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to sections 506(a) and, if applicable, 1129(b) of the Bankruptcy Code.
     180. “Secured Tax Claim” means a Secured Claim arising out of a Debtor’s liability for any Tax.
     181. “Securities Act” means the Securities Act of 1933, as amended.
     182. “Securities Litigation” means the putative class action captioned Howard Frank, Individually and On Behalf of All Others Similarly Situated v. Dana Corporation, et al, Case No. 3:05-cv-07393, N.D. Ohio (2005).
     183. “Settlement Pool” means Cash equal to $40 million, which shall be funded from the proceeds from the sale of New Series B Preferred Stock as described in Section V.J and which amount of Cash shall not be altered in any manner, or any other consideration added or reduced, without the consent of the Ad Hoc Steering Committee and the Creditors’ Committee.
     184. “Stipulation of Amount and Nature of Claim” means a stipulation or other agreement between a Debtor or Reorganized Debtor and a holder of a Claim or Interest, that, prior to the Effective Date, is approved by the Bankruptcy Court, or an agreed order of the Bankruptcy Court, establishing the amount and nature of a Claim or Interest, including any agreements made pursuant to that authority granted in the Order Establishing Claims Objection and Settlement Procedures (Docket No. 4044), entered on November 9, 2006 or other orders of the Bankruptcy Court. Any such stipulation or other agreement between a Reorganized Debtor and a holder of a Claim or Interest executed after the Effective Date is not subject to approval of the Bankruptcy Court; provided, however, that if the Litigation Trustee Files an objection, as permitted by Section V.G.2, to such stipulation or other agreement within ten days of receiving written notice of such stipulation or other agreement, Bankruptcy Court approval will be required.
     185. “Subscription Agent” means BMC Group, Inc.
     186. “Subscription Deadline” means 5:00 p.m. Eastern Time on December 5, 2007.
     187. “Subsidiary Debtor” means any Debtor other than Dana.
     188. “Subsidiary Debtor Equity Interests” means, as to a particular Subsidiary Debtor, any Interests in such Debtor.
     189. “Supporting Creditor” means any holder of a General Unsecured Claim that has (a) timely submitted an executed signature page to the Plan Support Agreement to the Debtors or (b) timely executed a transferee acknowledgment in accordance with the Plan Support Agreement.
     190. “Tax” means: (a) any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, property, environmental or other tax, assessment or charge of any kind whatsoever (together in each instance with any interest, penalty, addition to tax or additional amount) imposed by any federal, state, local or foreign taxing authority; or (b) any liability for payment of any amounts of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of any such amounts is determined by reference to the liability of any other entity.
     191. “Third Party Disbursing Agent” means an entity (including but not limited to the Indenture Trustee) designated by a Debtor or Reorganized Debtor, in consultation with the Creditors’ Committee, to act as a Disbursing Agent pursuant to Article VI.B.
     192. “Threshold Amount” means $25 million.

     193. “Tort Claim” means any Claim, other than an Asbestos Personal Injury Claim, that has not been settled, compromised or otherwise resolved that: (a) arises out of allegations of personal injury, wrongful death, property damage, products liability or similar legal theories of recovery; or (b) arises under any federal, state or local statute, rule, regulation or ordinance governing, regulating or relating to health, safety, hazardous substances or the environment.
     194. “Trade Claims” means all Allowed Claims in Class 5B that are not Bondholder Claims.
     195. “Trade Claims Record Date” means November 28, 2007.
     196. “UAW” means the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its applicable affiliated entities, including local unions.
     197. “UAW Settlement Agreement” means, collectively, the Settlement Agreement between Dana Corporation and the International Union, UAW, dated July 5, 2007, and the exhibits thereto, approved by the Global Settlement Order, as it may be amended, supplemented or modified.
     198. “UAW Union Retiree VEBA” means the VEBA established pursuant to the UAW Settlement Agreement.
     199. “UAW Union Retiree VEBA Contribution” means the $465.3 million Cash contribution to be made by the Reorganized Debtors to the UAW Union Retiree VEBA pursuant to the UAW Settlement Agreement.
     200. “Uninsured Claim” means any Claim that is not an Insured Claim.
     201. “Union Claim” means the Claim of the Unions arising out of the Union Settlement Agreements, asserted by the Unions in the aggregate amount of $1.1 billion.
     202. “Union Emergence Shares” means the shares of New Dana Holdco Common Stock reserved by New Dana Holdco for issuance as emergence bonuses to employees of the Unions in accordance with Appendix J to the Union Settlement Agreements pursuant to Section III.E.
     203. “Union Fee Order” means the Order, Pursuant to Sections 105(a), 363 and 503(c)(3) of the Bankruptcy Code, Approving Amended Agreement for the Payment of Certain Reasonable Fees and Expenses of Advisors to the Debtors’ Unions (Docket No. 5819), entered by the Bankruptcy Court on July 26, 2007.
     204. “Union Retiree Benefit Termination Date” means the later of January 1, 2008 or the Effective Date.
     205. “Union Settlement Agreements” means, collectively, the UAW Settlement Agreement and the USW Settlement Agreement.
     206. “Unions” means, collectively, the UAW and USW.
     207. “United States Trustee” means the Office of the United States Trustee for the Southern District of New York.
     208. “USW” means the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its applicable affiliated entities, including local unions.
     209. “USW Settlement Agreement” means the Settlement Agreement between Dana Corporation and the United Steelworkers, dated July 5, 2007, and the exhibits thereto, approved by the Global Settlement Order, as it may be amended, supplemented or modified.

     210. “USW Union Retiree VEBA” means the VEBA established pursuant to the USW Settlement Agreement.
     211. “USW Union Retiree VEBA Contribution” means the $298.7 million Cash contribution to be made by the Reorganized Debtors to the USW Union Retiree VEBA pursuant to the USW Settlement Agreement.
     212. “VEBA” means a voluntary employees’ beneficiary association.
     213. “Voting Deadline” means the deadline for submitting Ballots to either accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code that is specified in the Disclosure Statement, the Ballots or related solicitation documents approved by the Bankruptcy Court.
     214. “Wholly-Owned and Majority-Owned Non-Debtor Affiliates Other than DCC” means all wholly-owned and majority-owned non-debtor direct or indirect subsidiaries of Dana other than DCC.
B. Rules of Interpretation and Computation of Time
1.	Rules of Interpretation
          For purposes of the Plan, unless otherwise provided herein: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, will include both the singular and the plural; (b) unless otherwise provided in the Plan, any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such document will be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or Exhibit Filed or to be Filed means such document or Exhibit, as it may have been or may be amended, modified or supplemented pursuant to the Plan, Confirmation Order or otherwise; (d) any reference to an entity as a holder of a Claim or Interest includes that entity’s successors, assigns and affiliates; (e) all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan; (f) the words “herein,” “hereunder” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (h) subject to the provisions of any contract, articles or certificates of incorporation, bylaws, codes of regulation, similar constituent documents, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the rights and obligations arising under the Plan will be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and the Bankruptcy Rules; and (i) the rules of construction set forth in section 102 of the Bankruptcy Code will apply to the extent not inconsistent with any other provision of this Section I.B.1.
2.	Computation of Time
          In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) will apply.
ARTICLE II.
CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS;
CRAMDOWN; EXECUTORY CONTRACTS & UNEXPIRED LEASES
          All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the following Classes. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, as described in Section II.A, have not been classified and thus are excluded from the following Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any remainder of the Claim or Interest qualifies within the description of such other Classes.

A. Unclassified Claims
1.	Payment of Administrative Claims
a.	Administrative Claims in General
          Except as specified in this Section II.A.1, and subject to the bar date provisions herein, unless otherwise agreed by the holder of an Administrative Claim and the applicable Debtor or Reorganized Debtor, or unless an order of the Bankruptcy Court provides otherwise, each holder of an Allowed Administrative Claim will receive, in full satisfaction of its Administrative Claim, Cash equal to the amount of such Allowed Administrative Claim either (i) on the Effective Date or (ii) if the Administrative Claim is not allowed as of the Effective Date, 30 days after the date on which such Administrative Claim becomes an Allowed Administrative Claim.
b.	Statutory Fees
          On or before the Effective Date, Administrative Claims for fees payable pursuant to 28 U.S.C. § 1930 will be paid in Cash equal to the amount of such Administrative Claims. All fees payable pursuant to 28 U.S.C. § 1930 after the Effective Date will be paid by the applicable Reorganized Debtor in accordance therewith until the earlier of the conversion or dismissal of the applicable Chapter 11 Case under section 1112 of the Bankruptcy Code, or the closing of the applicable Chapter 11 Case pursuant to section 350(a) of the Bankruptcy Code.
c.	Ordinary Course Liabilities
          Allowed Administrative Claims based on liabilities incurred by a Debtor in the ordinary course of its business, including Administrative Claims arising from or with respect to the sale of goods or provision of services on or after the Petition Date in the ordinary course of the applicable Debtor’s business, Administrative Claims of governmental units for Taxes (including Tax audit Claims related to Tax years or portions thereof ending after the Petition Date), Administrative Claims arising from those contracts and leases of the kind described in Section II.E.4 and Intercompany Claims that are Administrative Claims, will be paid by the applicable Reorganized Debtor, pursuant to the terms and conditions of the particular transaction giving rise to those Administrative Claims, without further action by the holders of such Administrative Claims or further approval by the Bankruptcy Court.
d.	Claims Under the DIP Credit Agreement
          Unless otherwise agreed by the DIP Lenders pursuant to the DIP Credit Agreement, on or before the Effective Date, DIP Lender Claims that are Allowed Administrative Claims will be paid in Cash equal to the amount of those Allowed Administrative Claims.
e.	Administrative Claims of Centerbridge
          Unless otherwise agreed by the Debtors or Reorganized Debtors and Centerbridge, any Administrative Claims of Centerbridge and the CBP Purchaser Entities arising under Article 7 of the New Investment Agreement (as approved by the Global Settlement Order) will be paid by the Reorganized Debtors in the ordinary course of their businesses without further action by Centerbridge or further approval by the Bankruptcy Court.
f.	Administrative Claims of B-2 Backstop Investors
          Unless otherwise agreed by the Debtors or Reorganized Debtors and the B-2 Backstop Investors, any Administrative Claims of the B-2 Backstop Investors arising under the B-2 Backstop Commitment Letter and the order approving the same will be paid by the Reorganized Debtors in the ordinary course of their businesses without further action by the B-2 Backstop Investors or further approval by the Bankruptcy Court as long as the B-2 Backstop Commitment Letter remains in full force and effect.

g.	Contribution to Non-Union Retiree VEBA
     On the Effective Date, the Reorganized Debtors will make the Remaining Non-Union Retiree VEBA Contribution.
h.	Special Provisions Regarding the Claims of the Indenture Trustee
     In full satisfaction of the Indenture Trustee Fee Claims, on the Effective Date, the Indenture Trustee Fee Claims shall be allowed as an Administrative Claim against the Debtors pursuant to section 503(b) of the Bankruptcy Code and shall be paid by the Reorganized Debtors without the need for the Indenture Trustee to file an application for allowance with the Bankruptcy Court. To receive payment pursuant to this Section II.A.1.h, the Indenture Trustee shall provide reasonable and customary detail or invoices in support of its Claims to counsel to the Reorganized Debtors and counsel to Centerbridge no later than ten days after the Effective Date. Such parties shall have the right to File objections to such Claims based on a “reasonableness” standard within 20 days after receipt of supporting documentation. The Reorganized Debtors shall pay any such Claims by the later of (i) 30 days after the receipt of supporting documentation from the Indenture Trustee, or (ii) ten Business Days after the resolution of any objections to the Claims of the Indenture Trustee. Any disputed amount of the Indenture Trustee Fee Claims shall be subject to the jurisdiction of, and resolution by, the Bankruptcy Court. In the event that the relevant objecting party is unable to resolve a dispute with respect to an Indenture Trustee Fee Claim, the Indenture Trustee may, in its sole discretion, elect to (i) submit any such dispute to the Bankruptcy Court for resolution or (ii) assert its Charging Lien to obtain payment of such disputed Indenture Trustee Claim. The Charging Lien held by the Indenture Trustee against distributions to Bondholders on account of the Indenture Trustee Fee Claim will be deemed released upon payment of the Indenture Trustee Fee Claim in accordance with the terms of the applicable Indentures and this Plan. Except as provided herein, distributions received by Bondholders on account of Allowed Bondholder Claims pursuant to the Plan will not be reduced on account of the payment of the Indenture Trustee’s Claims.
i.	Bar Dates for Administrative Claims
i.	General Bar Date Provisions
           Except as otherwise provided in Section II.A.1.i.ii or in a Bar Date Order or other order of the Bankruptcy Court, unless previously Filed, requests for payment of Administrative Claims must be Filed and served on the Notice Parties pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order, no later than 30 days after the Effective Date. Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims and that do not File and serve such a request by the applicable Bar Date will be forever barred from asserting such Administrative Claims against the Debtors, the Reorganized Debtors or their respective property, and such Administrative Claims will be deemed discharged as of the Effective Date. Objections to such requests must be Filed and served on the Notice Parties and the requesting party by the latest of (A) 150 days after the Effective Date, (B) 60 days after the Filing of the applicable request for payment of Administrative Claims or (C) such other period of limitation as may be specifically fixed by a Final Order for objecting to such Administrative Claims.
ii.	Bar Dates for Certain Administrative Claims
A.	Professional Compensation
          Professionals or other entities asserting a Fee Claim for services rendered before the Effective Date must File and serve on the Notice Parties and such other entities who are designated by the Bankruptcy Rules, the Fee Order, the Confirmation Order or other order of the Bankruptcy Court an application for final allowance of such Fee Claim no later than 60 days after the Effective Date; provided, however, that any professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals Order may continue to receive such compensation and reimbursement of expenses for services rendered before the Effective Date pursuant to the Ordinary Course Professionals Order without further Bankruptcy Court review or approval (except as provided in the Ordinary Course Professionals Order). Objections to any Fee Claim must be Filed and served on the Notice Parties and the requesting party by the later of (1) 90 days after the Effective Date, (2) 30 days after the Filing of the applicable request for payment of the Fee Claim or (3) such other period of limitation as may be specifically fixed by a Final Order for objecting to such Fee Claims. To the extent necessary, the Confirmation Order will amend and supersede any previously entered order of the Bankruptcy Court regarding the payment of Fee Claims; provided, however, that Fee Claims Filed by Union Professionals will continue to be governed by, and paid in accordance with, the Union Fee Order.
B.	Ordinary Course Liabilities
          Holders of Administrative Claims arising from liabilities incurred by a Debtor in the ordinary course of its business on or after the Petition Date, including Administrative Claims arising from or with respect to the sale of goods or provision of services on or after the Petition Date in the ordinary course of the applicable Debtor’s business, Administrative Claims of governmental units for Taxes (including Tax audit Claims related to Tax years or portions thereof ending after the Petition Date), Administrative Claims arising from those contracts and leases of the kind described in Section II.E.4 and Intercompany Claims that are Administrative Claims, will not be required to File or serve any request for payment of such Administrative Claims. Such Administrative Claims will be satisfied pursuant to Section II.A.1.c. Any Administrative Claims that are filed contrary to this Section II.A.1.i.ii.B shall be deemed disallowed and expunged, subject to resolution and satisfaction in the ordinary course outside these Chapter 11 Cases.
C.	Claims Under the DIP Credit Agreement and Related Orders
          Holders of Administrative Claims on account of DIP Lender Claims will not be required to File or serve any request for payment or application for allowance of such Claims. Such Administrative Claims will be satisfied pursuant to Section II.A.1.d.
D.	Administrative Claims of Centerbridge
          Centerbridge and the CBP Purchaser Entities will not be required to File or serve any request for payment or application for allowance of its Administrative Claims, if any, arising under Article 7 of the New Investment Agreement (as approved by the Global Settlement Order) and such Administrative Claims will be satisfied pursuant to Section II.A.1.e.
E.	Administrative Claims of the B-2 Backstop Investors
          So long as the B-2 Commitment Letter remains in full force and effect, the B-2 Backstop Investors will not be required to File or serve any request for payment or application for allowance of their Administrative Claims, if any, arising under the B-2 Backstop Commitment Letter or the order approving same and such Administrative Claims will be satisfied pursuant to Section II.A.1.f.
iii.	No Modification of Bar Date Order
          The Plan does not modify any Bar Date Order already in place, including Bar Dates for Claims entitled to administrative priority under section 503(b)(9) of the Bankruptcy Code.
2.	Payment of Priority Tax Claims
a.	Priority Tax Claims
          Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the holder of a Priority Tax Claim and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Priority Tax Claim will receive, in full satisfaction of its Priority Tax Claim, Cash equal to the amount of such Allowed Priority Tax Claim either (i) on the Effective Date or (ii) if the Priority Tax Claim is not allowed as of the Effective Date, 30 days after the date on which such Priority Tax Claim becomes an Allowed Priority Tax Claim.

b.	Other Provisions Concerning Treatment of Priority Tax Claims
           Notwithstanding the provisions of Section II.A.2.a or Section I.A.190, the holder of an Allowed Priority Tax Claim will not be entitled to receive any payment on account of any penalty arising with respect to or in connection with the Allowed Priority Tax Claim. Any such Claim or demand for any such penalty will be subject to treatment in Classes 5A or 5B, as applicable, if not subordinated to Class 5A or 5B Claims pursuant to an order of the Bankruptcy Court. The holder of an Allowed Priority Tax Claim will not assess or attempt to collect such penalty from the Debtors, Reorganized Debtors or their respective property (other than as a holder of a Class 5A or 5B Claim).
B. Classified Claims and Interests
     1. Priority Claims Against the Consolidated Debtors (Class 1A Claims) are unimpaired. On the Effective Date, each holder of an Allowed Claim in Class 1A will receive Cash equal to the amount of such Allowed Claim, unless the holder of such Priority Claim and the applicable Debtor or Reorganized Debtor agree to a different treatment.
     2. Priority Claims Against EFMG (Class 1B Claims) are unimpaired. On the Effective Date, each holder of an Allowed Claim in Class 1B will receive Cash equal to the amount of such Allowed Claim, unless the holder of such Priority Claim and EFMG or Reorganized EFMG agree to a different treatment.
     3. Secured Claims Against the Consolidated Debtors Other Than the Port Authority Secured Claim (Class 2A Claims) are unimpaired. On the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Claim in Class 2A will receive treatment on account of such Allowed Secured Claim in the manner set forth in Option A, B or C below, at the election of the applicable Debtor. The applicable Debtor will be deemed to have elected Option B except with respect to (a) any Allowed Secured Claim as to which the applicable Debtor elects either Option A or Option C in one or more certifications Filed prior to the conclusion of the Confirmation Hearing and (b) any Allowed Secured Tax Claim, with respect to which the applicable Debtor will be deemed to have elected Option A.
Option A: On the Effective Date, Allowed Claims in Class 2A with respect to which the applicable Debtor elects Option A will receive Cash equal to the amount of such Allowed Claim.
Option B: On the Effective Date, Allowed Claims in Class 2A with respect to which the applicable Debtor elects or is deemed to have elected Option B will be Reinstated.
Option C: On the Effective Date, a holder of an Allowed Claim in Class 2A with respect to which the applicable Debtor elects Option C will be entitled to receive (and the applicable Debtor or Reorganized Debtor shall release and transfer to such holder) the collateral securing such Allowed Claim.
     Notwithstanding either the foregoing or Section I.A.190, the holder of an Allowed Secured Tax Claim in Class 2A will not be entitled to receive any payment on account of any penalty arising with respect to or in connection with such Allowed Secured Tax Claim. Any such Claim or demand for any such penalty will be subject to treatment in Class 5B, if not subordinated to Class 5B Claims pursuant to an order of the Bankruptcy Court. The holder of an Allowed Secured Tax Claim will not assess or attempt to collect such penalty from the Debtors, Reorganized Debtors or their respective property (other than as a holder of a Class 5B Claim).
     4. Secured Claims Against EFMG (Class 2B Claims) are unimpaired. On the Effective Date, unless otherwise agreed by a Claim holder and EFMG or Reorganized EFMG, each holder of an Allowed Claim in Class 2B will receive treatment on account of such Allowed Secured Claim in the manner set forth in Option A, B or C below, at the election of EFMG. EFMG will be deemed to have elected Option B except with respect to (a) any Allowed Secured Claim as to which EFMG elects either Option A or Option C in one or more certifications Filed prior to the conclusion of the Confirmation Hearing and (b) any Allowed Secured Tax Claim, with respect to which EFMG will be deemed to have elected Option A.

Option A: On the Effective Date, Allowed Claims in Class 2B with respect to which EFMG elects Option A will receive Cash equal to the amount of such Allowed Claim.
Option B: On the Effective Date, Allowed Claims in Class 2B with respect to which EFMG elects or is deemed to have elected Option B will be Reinstated.
Option C: On the Effective Date, a holder of an Allowed Claim in Class 2B with respect to which EFMG elects Option C will be entitled to receive (and EFMG or Reorganized EFMG shall release and transfer to such holder) the collateral securing such Allowed Claim.
     Notwithstanding either the foregoing or Section I.A.190, the holder of an Allowed Secured Tax Claim in Class 2B will not be entitled to receive any payment on account of any penalty arising with respect to or in connection with such Allowed Secured Tax Claim. Any such Claim or demand for any such penalty will be subject to treatment in Class 5A, if not subordinated to Class 5A Claims pursuant to an order of the Bankruptcy Court. The holder of an Allowed Secured Tax Claim will not assess or attempt to collect such penalty from the Debtors, Reorganized Debtors or their respective property (other than as a holder of a Class 5A Claim).
     5. Port Authority Secured Claim (Class 2C Claim) is impaired. In accordance with and subject to the terms of the Port Authority Settlement Agreement, on or as soon as practicable after the Effective Date, the Port Authority Secured Claim will be satisfied by: (a) Reorganized Torque-Traction Technologies, LLC entering into and assuming as amended the Port Authority Lease in the form attached to the Port Authority Settlement Agreement as Exhibit 1; (b) New Dana Holdco executing and delivering an amended guaranty in the form attached to the Port Authority Settlement Agreement as Exhibit 2; and (c) Reorganized Torque-Traction Technologies, LLC and New Dana Holdco executing and delivering any other agreements necessary to implement the Port Authority Settlement Agreement.
     6. Asbestos Personal Injury Claims (Class 3 Claims) are unimpaired. On the Effective Date, the Asbestos Personal Injury Claims will be Reinstated.
     7. Convenience Claims Against the Consolidated Debtors (Class 4 Claims) are unimpaired. On the Effective Date, each holder of an Allowed Convenience Claim will receive Cash equal to the amount of such Allowed Claims (as reduced, if applicable, pursuant to an election by the holder thereof in accordance with Section I.A.55).
     8. General Unsecured Claims Against EFMG (Class 5A Claims) are unimpaired. On the Effective Date, each holder of an Allowed General Unsecured Claim against EFMG will receive Cash equal to the amount of such Allowed Claim.
     9. General Unsecured Claims Against the Consolidated Debtors (Class 5B Claims) are impaired. In full satisfaction of its Allowed Claim, each holder of an Allowed Claim in Class 5B will receive (a) on the Effective Date, its Pro Rata share, based upon the principal amount of each holder’s Allowed Claim of the Distributable Shares of New Dana Holdco Common Stock and the Distributable Excess Minimum Cash; and (b) after the Effective Date, such periodic distributions of Reserved Shares and Reserved Excess Minimum Cash as are set forth in Section VI.G.5.b.
     10. Union Claim (Class 5C Claim) is impaired. On the Effective Date, in full satisfaction of the Union Claim, the Debtors will make the UAW Retiree VEBA Contribution and the USW Retiree VEBA Contribution.
     11. Prepetition Intercompany Claims (Class 6A Claims) are impaired. On the Effective Date, Prepetition Intercompany Claims in Class 6A that are not eliminated by operation of law in the Restructuring Transactions will be deemed settled and compromised in exchange for the consideration and other benefits provided to the holders of Prepetition Intercompany Claims and not entitled to any distribution of Plan consideration under the Plan. Each holder of a Class 6A Claim will be deemed to have accepted the Plan.

     12. Claims of Wholly-Owned and Majority-Owned Non-Debtor Affiliates Other than DCC (Class 6B Claims) are unimpaired. On the Effective Date, Claims of Wholly-Owned and Majority-Owned Non-Debtor Affiliates Other than DCC against the Debtors will be Reinstated.
     13. DCC Claim (Class 6C Claim) is impaired. On the Effective Date, in full satisfaction of the DCC Claim, the Reorganized Debtors will satisfy in Cash DCC’s outstanding liability under the DCC Bonds.
     14. Section 510(b) Securities Claims Against the Consolidated Debtors (Class 6D Claims) are impaired. Holders of Section 510(b) Securities Claims in Class 6D will receive, in full satisfaction of such Allowed Claim, a contingent, residual interest in the Disputed Unsecured Claims Reserve Assets that will entitle each holder of an Allowed Claim in Class 6D to receive, to the extent holders of Allowed Claims in Class 5B have been paid in full plus Postpetition Interest and Post-Effective Date Interest, its Pro Rata share of any remaining Disputed Unsecured Claims Reserve Assets. Notwithstanding the foregoing, because the Debtors do not currently anticipate that holders of Class 6D Claims will receive any distribution pursuant to the Plan, and consistent with the language of section 1126(g) of the Bankruptcy Code, each holder of a Class 6D Claim will be deemed to have rejected the Plan.
     15. Old Common Stock of Dana (Class 7A Interests) are impaired. On the Effective Date, the Old Common Stock of Dana and all Interests related thereto will be canceled, and each holder of an Allowed Interest in Class 7A will receive, in full satisfaction of such Allowed Interest, a contingent, residual interest in the Disputed Unsecured Claims Reserve Assets that will entitle each holder of an Allowed Interest in Class 7A to receive, to the extent holders of Allowed Claims in Classes 5B and 6D have been paid in full plus Postpetition Interest and Post-Effective Date Interest, its Pro Rata share, based upon the number of shares of Old Common Stock of Dana (a) owned by the holder on the Distribution Record Date and (b) to which the holder would have been entitled upon the conversion of any related Interests owned on the Distribution Record Date and taking into account Allowed Claims in Class 7B (which are pari passu with Allowed Interests in Class 7A), of any remaining Disputed Unsecured Claims Reserve Assets. Notwithstanding the foregoing, because the Debtors do not currently anticipate that holders of Class 7A Interests will receive any distribution pursuant to the Plan, and consistent with the language of section 1126(g) of the Bankruptcy Code, each holder of a Class 7A Interest will be deemed to have rejected the Plan.
     16. Section 510(b) Old Common Stock Claims Against the Consolidated Debtors (Class 7B Claims) are impaired. Holders of Section 510(b) Old Common Stock Claims in Class 7B will receive, in full satisfaction of such Allowed Claim, a contingent, residual interest in the Disputed Unsecured Claims Reserve Assets that will entitle each holder of an Allowed Claim in Class 7B to receive, to the extent holders of Allowed Claims in Classes 5B and 6D have been paid in full plus Postpetition Interest and Post-Effective Date Interest, its Pro Rata share and taking into account Allowed Interests in Class 7A (which are pari passu with Allowed Claims in Class 7B), of any remaining Disputed Unsecured Claims Reserve Assets. Notwithstanding the foregoing, because the Debtors do not currently anticipate that holders of Class 7B Claims will receive any distribution pursuant to the Plan, and consistent with the language of section 1126(g) of the Bankruptcy Code, each holder of a Class 7B Claim will be deemed to have rejected the Plan.
     17. Subsidiary Debtor Equity Interests (Class 8 Interests) are unimpaired. On the Effective Date, the Subsidiary Debtor Equity Interests will be Reinstated, subject to the Restructuring Transactions.
C.	Special Provisions Regarding the Treatment of Allowed Secondary Liability Claims; Maximum Recovery
          The classification and treatment of Allowed Claims under the Plan take into consideration all Allowed Secondary Liability Claims. On the Effective Date, Allowed Secondary Liability Claims will be treated as follows:
     1. The Allowed Secondary Liability Claims arising from or related to any Debtor’s joint or several liability for the obligations under any Executory Contract or Unexpired Lease that is being assumed or deemed assumed by another Debtor or under any Executory Contract or Unexpired Lease that is being assumed by and assigned to another Debtor will be Reinstated.

     2. Except as provided in Section II.C.1, holders of Allowed Secondary Liability Claims against any Consolidated Debtor will be entitled to only one distribution in respect of the Liabilities related to such Allowed Secondary Liability Claim and will be deemed satisfied in full by the distributions on account of the related underlying Allowed Claim. Notwithstanding the existence of a Secondary Liability Claim, no multiple recovery on account of any Allowed Claim against any Consolidated Debtor will be provided or permitted.
     3. Notwithstanding any provision hereof to the contrary, holders of Allowed Secondary Liability Claims against a Consolidated Debtor and EFMG may not receive in the aggregate from all Debtors more than 100% of the value of the underlying Claim giving rise to such multiple Claims.
D. Confirmation Without Acceptance by All Impaired Classes
          The Debtors request Confirmation under section 1129(b) of the Bankruptcy Code with respect to any impaired Class that has not accepted or is deemed not to have accepted the Plan pursuant to section 1126 of the Bankruptcy Code.
E. Treatment of Executory Contracts and Unexpired Leases
1.	Executory Contracts and Unexpired Leases to Be Assumed
a.	Assumption and Assignment Generally
          Except as otherwise provided in the Plan, in any contract, instrument, release or other agreement or document entered into in connection with the Plan or in a Final Order of the Bankruptcy Court, or as requested in any motion Filed on or prior to the Effective Date, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, the applicable Debtor or Debtors will assume or assume and assign, as indicated, each Executory Contract or Unexpired Lease listed on Exhibit II.E.1.a; provided, however, that the Debtors and Reorganized Debtors reserve the right, at any time on or prior to the Effective Date, to amend Exhibit II.E.1.a to: (i) delete any Executory Contract or Unexpired Lease listed therein, thus providing for its rejection pursuant to Section II.E.5; (ii) add any Executory Contract or Unexpired Lease thereto, thus providing for its assumption or assumption and assignment pursuant to this Section II.E.1.a.; or (iii) modify the amount of the Cure Amount Claim. Moreover, pursuant to the Contract Procedures Order, the Debtors reserve the right, at any time until the date that is 30 days after the Effective Date, to amend Exhibit II.E.1.a to identify or change the identity of the Reorganized Debtor party that will be an assignee of an Executory Contract or Unexpired Lease. Each contract and lease listed on Exhibit II.E.1.a will be assumed only to the extent that any such contract or lease constitutes an Executory Contract or Unexpired Lease. Listing a contract or lease on Exhibit II.E.1.a will not constitute an admission by a Debtor or Reorganized Debtor that such contract or lease (including any related agreements as described in Section II.E.1.b) is an Executory Contract or Unexpired Lease or that a Debtor or Reorganized Debtor has any liability thereunder.
b.	Assumptions and Assignments of Ancillary Agreements
          Each Executory Contract or Unexpired Lease listed on Exhibit II.E.1.a will include any modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affects such contract or lease, irrespective of whether such agreement, instrument or other document is listed on Exhibit II.E.1.a, unless any such modification, amendment, supplement, restatement or other agreement is rejected pursuant to Section II.E.5 or designated for rejection in accordance with Section II.E.2.
c.	Joint Venture Agreements
          The joint venture agreements listed on Exhibit II.E.1.c shall be deemed assumed and assigned to New Dana Holdco in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date.

d.	Customer Agreements
          To the extent (i) the Debtors are party to any contract, purchase order or similar agreement providing for the sale of the Debtors’ products or services, (ii) any such agreement constitutes an Executory Contract or Unexpired Lease and (iii) such agreement (A) has not been rejected pursuant to a Final Order of the Bankruptcy Court, (B) is not subject to a pending motion for reconsideration or appeal of an order authorizing the rejection of such Executory Contract or Unexpired Lease, (C) is not subject to a motion to reject such Executory Contract or Unexpired Lease Filed on or prior to the Effective Date, (D) is not listed on Exhibit II.E.1.a, (E) is not listed on Exhibit II.E.5 or (F) has not been designated for rejection in accordance with Section II.E.2, such agreement (including any related agreements as described in Section II.E.1.b), purchase order or similar agreement will be assumed by the Debtors and assigned to the Reorganized Debtor that will be the owner of the business that performs the obligations to the customer under such agreement, or such Reorganized Debtor’s parent company, in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date. The Cure Amount Claim to be paid in connection with the assumption of such a customer-related contract, purchase order or similar agreement that is not specifically identified on Exhibit II.E.1.a shall be $0.00. Listing a contract, purchase order or similar agreement providing for the sale of the Debtors’ products or services on Exhibit II.E.5 will not constitute an admission by a Debtor or Reorganized Debtor that such agreement (including related agreements as described in Section II.E.1.b) is an Executory Contract or Unexpired Lease or that a Debtor or Reorganized Debtor has any liability thereunder.
2.	Approval of Assumptions and Assignments; Assignments Related to Restructuring Transactions
          The Confirmation Order will constitute an order of the Bankruptcy Court approving the assumption (including any related assignment resulting from the Restructuring Transactions or otherwise) of Executory Contracts or Unexpired Leases pursuant to Section II.E as of the Effective Date, except for Executory Contracts or Unexpired Leases that (a) have been rejected pursuant to a Final Order of the Bankruptcy Court, (b) are subject to a pending motion for reconsideration or appeal of an order authorizing the rejection of such Executory Contract or Unexpired Lease, (c) are subject to a motion to reject such Executory Contract or Unexpired Lease Filed on or prior to the Effective Date, (d) are rejected pursuant to Section II.E.5 or (e) are designated for rejection in accordance with the last sentence of this paragraph. As of the effective time of an applicable Restructuring Transaction, any Executory Contract or Unexpired Lease to be held by any Debtor or Reorganized Debtor and assumed hereunder or otherwise in the Chapter 11 Cases, if not expressly assigned to a third party previously in the Chapter 11 Cases or assigned to a particular Reorganized Debtor pursuant to the procedures described above, will be deemed assigned to the surviving, resulting or acquiring corporation in the applicable Restructuring Transaction, pursuant to section 365 of the Bankruptcy Code. If an objection to a proposed assumption, assumption and assignment or Cure Amount Claim is not resolved in favor of the Debtors or the Reorganized Debtors, the applicable Executory Contract or Unexpired Lease may be designated by the Debtors or the Reorganized Debtors for rejection within five Business Days of the entry of the order of the Bankruptcy Court resolving the matter against the Debtors. Such rejection shall be deemed effective as of the Effective Date.
3.	Payments Related to the Assumption of Executory Contracts or Unexpired Leases
          To the extent that such Claims constitute monetary defaults, the Cure Amount Claims associated with each Executory Contract or Unexpired Lease to be assumed pursuant to the Plan will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, at the option of the applicable Debtor or Reorganized Debtor: (a) by payment of the Cure Amount Claim in Cash on the Effective Date or (b) on such other terms as are agreed to by the parties to such Executory Contract or Unexpired Lease. If there is a dispute regarding: (a) the amount of any Cure Amount Claim, (b) the ability of the applicable Reorganized Debtor or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (c) any other matter pertaining to the assumption of such contract or lease, the payment of any Cure Amount Claim required by section 365(b)(1) of the Bankruptcy Code will be made within 30 days following the entry of a Final Order or the execution of a Stipulation of Amount and Nature of Claim resolving the dispute and approving the assumption.

4.	Contracts and Leases Entered Into or Assumed After the Petition Date
          Contracts, leases and other agreements entered into after the Petition Date by a Debtor, including, without limitation, the Union Settlement Agreements and any Executory Contracts or Unexpired Leases assumed by a Debtor, will be performed by such Debtor or Reorganized Debtor in the ordinary course of its business, as applicable. Accordingly, such contracts and leases (including any assumed Executory Contracts or Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order; provided, however, that any Executory Contracts or Unexpired Leases assumed by a Debtor and not previously assigned will be assigned to the Reorganized Debtor identified on Exhibit II.E.4. The Debtors and Reorganized Debtors reserve the right, at any time until the date that is 30 days after the Effective Date, to amend Exhibit II.E.4 to identify or change the identity of the Reorganized Debtor party that will be the assignee of an Executory Contract or Unexpired Lease.
5.	Rejection of Executory Contracts and Unexpired Leases
          On the Effective Date, except for an Executory Contract or Unexpired Lease that was previously assumed, assumed and assigned or rejected by an order of the Bankruptcy Court or that is assumed pursuant to Section II.E (including any related agreements assumed pursuant to Section II.E.1.b), each Executory Contract or Unexpired Lease entered into by a Debtor prior to the Petition Date that has not previously expired or terminated pursuant to its own terms will be rejected pursuant to section 365 of the Bankruptcy Code. The Executory Contracts or Unexpired Leases to be rejected will include the Executory Contracts or Unexpired Leases listed on Exhibit II.E.5. Each contract and lease listed on Exhibit II.E.5 will be rejected only to the extent that any such contract or lease constitutes an Executory Contract or Unexpired Lease. Listing a contract or lease on Exhibit II.E.5 will not constitute an admission by a Debtor or Reorganized Debtor that such contract or lease (including related agreements as described in Section II.E.1.b) is an Executory Contract or Unexpired Lease or that a Debtor or Reorganized Debtor has any liability thereunder. Irrespective of whether an Executory Contract or Unexpired Lease is listed on Exhibit II.E.5, it will be deemed rejected unless such contract (a) is listed on Exhibit II.E.1.a or Exhibit II.E.1.c, (b) was not previously assumed, assumed and assigned or rejected by order of the Bankruptcy Court or (c) is not deemed assumed pursuant to the other provisions of this Section II.E. The Confirmation Order will constitute an order of the Bankruptcy Court approving such rejections, pursuant to section 365 of the Bankruptcy Code, as of the later of: (a) the Effective Date; or (b) the resolution of any objection to the proposed rejection of an Executory Contract or Unexpired Lease. Any Claims arising from the rejection of any Executory Contract or Unexpired Lease will be treated as a Class 5A Claim or Class 5B Claim, as applicable (General Unsecured Claims), subject to the provisions of section 502 of the Bankruptcy Code.
6.	Bar Date for Rejection Damages
          Except as otherwise provided in a Final Order of the Bankruptcy Court approving the rejection of an Executory Contract or Unexpired Lease, Claims arising out of the rejection of an Executory Contract or Unexpired Lease pursuant to the Plan must be Filed with the Bankruptcy Court on or before the later of: (a) 30 days after the Effective Date or (b) for Executory Contracts identified on Exhibit II.E.5, 30 days after (i) the service of a notice of such rejection is served under the Contract Procedures Order, if the contract counterparty does not timely file an objection to the rejection in accordance with the Contract Procedures Order or (ii) if such an objection to rejection is timely filed with the Bankruptcy Court in accordance with the Contract Procedures Order, the date that an Order is entered approving the rejection of the applicable contract or lease or the date that the objection to rejection is withdrawn. Any Claims not Filed within such applicable time periods will be forever barred from receiving a distribution from the Debtors, the Reorganized Debtors or the Estates.
7.	Executory Contract and Unexpired Lease Notice Provisions
          In accordance with the Contract Procedures Order, the Debtors or Reorganized Debtors, as applicable, will provide (a) notice to each party whose Executory Contract or Unexpired Lease is being assumed pursuant to the Plan of: (i) the contract or lease being assumed; (ii) the Cure Amount Claim, if any, that the applicable Debtor believes it would be obligated to pay in connection with such assumption; (iii) any assignment of an Executory Contract or Unexpired Lease (pursuant to the Restructuring Transactions or otherwise); and (iv) the procedures for such party to object to the assumption of the applicable Executory Contract or Unexpired Lease, the amount of the proposed Cure Amount Claim or any assignment of an Executory Contract or Unexpired Lease;

(b) notice to each party whose Executory Contract or Unexpired Lease is being rejected pursuant to the Plan; (c) notice to each party whose Executory Contract or Unexpired Lease is being assigned pursuant to the Plan; (d) notice of any amendments to Exhibit II.E.1.a, Exhibit II.E.1.c, Exhibit II.E.4 or Exhibit II.E.5; and (e) any other notices relating to the assumption, assumption and assignment or rejection Executory Contracts or Unexpired Leases required under the Plan or Contract Procedures Order in accordance with the Contract Procedures Order.
8.	Special Executory Contract and Unexpired Lease Issues
a.	Obligations to Indemnify Directors, Officers and Employees
               i. Prior to the Effective Date, Dana shall make arrangements to continue liability and fiduciary (including ERISA) insurance for the benefit of its directors, officers and employees for the period from and after the Effective Date, and, prior to the Effective Date, shall fully pay the annual premium for such insurance. With respect to its pre-Effective Date officers and directors’ liability insurance, Dana shall obtain and pay for a run-off policy continuing existing policy limits on substantially the same terms and conditions as existing officers and directors’ liability policies, for a term of six years, and providing coverage to all parties covered by policies in effect during the pendency of the cases.
               ii. The obligations of each Debtor or Reorganized Debtor to indemnify any person who was serving as one of its directors, officers or employees on or after February 28, 2006 by reason of such person’s prior or future service in such a capacity or as a director, officer or employee of another corporation, partnership or other legal entity, to the extent provided in the applicable certificates of incorporation, bylaws or similar constituent documents, by statutory law or by written agreement, policies or procedures of or with such Debtor or Reorganized Debtor, will be deemed and treated as executory contracts that are assumed by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations will survive and be unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.
               iii. The obligations of each Debtor or Reorganized Debtor to indemnify any person who was serving as one of its directors, officers or employees prior to February 28, 2006 by reason of such person’s prior service in such a capacity or as a director, officer or employee of another corporation, partnership or other legal entity, to the extent provided in the applicable certificates of incorporation, bylaws or similar constituent documents, by statutory law or by written agreement, policies or procedures of or with such Debtor, will terminate and be discharged pursuant to section 502(e) of the Bankruptcy Code or otherwise as of the Effective Date; provided, however, that to the extent that such indemnification obligations no longer give rise to contingent Claims that can be disallowed pursuant to section 502(e) of the Bankruptcy Code, such indemnification obligations will be deemed and treated as Executory Contracts that are rejected by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date, and any Claims arising from such indemnification obligations (including any rejection damage claims) will be subject to the Bar Date provisions of Section II.E.6.
9.	No Change in Control
          The consummation of the Plan, the implementation of the Restructuring Transactions or the assumption or assumption and assignment of any Executory Contract or Unexpired Lease to another Reorganized Debtor is not intended to, and shall not, constitute a change in ownership or change in control under any employee benefit plan or program, financial instrument, loan or financing agreement, Executory Contract or Unexpired Lease or contract, lease or agreement in existence on the Effective Date to which a Debtor is a party.
ARTICLE III.
THE GLOBAL SETTLEMENT
          The provisions of the Plan are intended to continue the implementation of the Global Settlement and the transactions contemplated thereby, as approved by the Global Settlement Order. Transactions to be implemented pursuant to the Global Settlement include, but are not limited to, the following:

A. Assumption and Assignment of Collective Bargaining Agreements
          On the Effective Date, Reorganized Dana will assume and assign to the applicable Reorganized Debtor, in consultation with the applicable Unions, (1) the collective bargaining agreements listed on Exhibit III.A, which include the Union Settlement Agreements and the new collective bargaining agreements to be entered into by the Debtors and the UAW or USW at the following bargaining units: (a) Fort Wayne, IN — Local Union 903; (b) Henderson, KY — Local Union 9443-02; (c) Marion, IN — Local Union 113; (d) Auburn Hills, MI — UAW Local 771; (e) Rochester Hills, MI — UAW Local 771; (f) Longview, TX — UAW Local 3057; (g) Lima, OH — UAW Local 1765; (h) Elizabethtown, KY — UAW Local 3047; and (i) Pottstown, PA — UAW Local 644, (2) any new collective bargaining agreements entered into between Dana and the UAW or USW, (3) the respective Neutrality Agreements (as defined in the Union Settlement Agreements) and (4) any and all other related agreements necessary to effect the Union Settlement Agreements. Upon assumption, all proofs of claim filed by the Unions or any individual relating to such collective bargaining agreements will be deemed withdrawn. Ordinary course obligations arising under the assumed agreements shall be unaltered by the Plan and shall be satisfied in the ordinary course of business.
B. Cessation of Union Retiree and Long Term Disability Benefits
          On the Union Retiree Benefit Termination Date, the Reorganized Debtors, in accordance with the Union Settlement Agreements, will cease providing and paying (1) all retiree benefits (as defined in section 1114(a) of the Bankruptcy Code) to all UAW and USW-represented retirees and (2) all long term disability income and medical benefits to individuals who are Union Disableds (as defined in the Union Settlement Agreements).
C. Contributions to UAW Union Retiree VEBA and USW Union Retiree VEBA
          On or after the Effective Date, in accordance with the terms of the Union Settlement Agreements, the Reorganized Debtors will make (1) the UAW Union Retiree VEBA Contribution and (2) the USW Union Retiree VEBA Contribution; provided, however, that, to the extent the Debtors pursue a transaction other than the New Equity Investment with Centerbridge, including a majority investment transaction, a sale of substantially all of the Debtors’ assets and any similar transaction, the Unions may elect to receive, in accordance with the terms of the Union Settlement Agreements, either an Allowed Administrative Claim in the amount of $764 million or an Allowed General Unsecured Claim in Class 5B in the amount of $908 million.
D. Assumption and Assignment of Pension Benefits
          On the Effective Date, Reorganized Dana shall assume and assign the Pension Plans to New Dana Holdco, which will become the sponsor and continue to administer the Pension Plans, satisfy the minimum funding standards pursuant to 26 U.S.C. § 412 and 29 U.S.C. § 1082 and administer the Pension Plans in accordance with their terms and the provisions of ERISA and the Internal Revenue Code. Furthermore, nothing in the Plan shall be construed as discharging, releasing or relieving the Debtors or the Debtors’ successors from any liability imposed under any law or regulatory provision with respect to the Pension Plans. Neither the PBGC, the Pension Plans nor any participant or beneficiary of the Pension Plans shall be enjoined or precluded from enforcing such liability with respect to the Pension Plans.
E. Emergence Bonus for Union Employees
          In accordance with the terms of the Union Settlement Agreements, New Dana Holdco will reserve New Dana Holdco Common Stock having a maximum aggregate Per Share Value of $22.53 million to be distributed to certain current and former union employees as a post-emergence bonus in accordance with Appendix J to the Union Settlement Agreements.
F. The New Equity Investment
          On the Effective Date, New Dana Holdco, will (1) issue the New Preferred Stock and (2) receive the New Equity Investment in accordance with the terms and conditions of the New Investment Agreement, the New

Series B Subscription Agreements and the B-2 Backstop Commitment Letter. New Dana Holdco is authorized to execute and deliver those documents necessary or appropriate to facilitate the offer and issuance of the New Preferred Stock and to take any necessary or appropriate actions in connection therewith.
G. New Employment Agreements
          Prior to the Effective Date, the individuals who will serve as directors of New Dana Holdco, shall appoint a three-person committee of such directors to negotiate, in consultation with Centerbridge, post-Effective Date employment agreements with New Dana Holdco’s anticipated senior management team. Such employment agreements shall (1) be at market terms, (2) be reasonably acceptable in form and substance to Centerbridge, in consultation with the Ad Hoc Steering Committee as set forth in the Plan Term Sheet, and (3) be approved by New Dana Holdco’s board of directors on the Effective Date.
H. Limitations on Sales of Core Businesses Prior to Effective Date
          Except for the sale of certain businesses specified by the Debtors and disclosed in confidence to the Unions, the Creditors’ Committee and Centerbridge on or before July 1, 2007, and in addition to any requirements or consents required by the DIP Lenders under the DIP Facility, the Debtors will not sell any business line within their Automotive Systems Group or Commercial Vehicles Group prior to the Effective Date without (1) the agreement of the International President of the affected Union(s) (or any designee(s) of such officer(s)) and (2) the consent of Centerbridge.
ARTICLE IV.
CONFIRMATION OF THE PLAN
A. Conditions Precedent to Confirmation
          The following conditions are conditions to the entry of the Confirmation Order unless such conditions, or any of them, have been satisfied or duly waived pursuant to Section IV.C:
     1. The Confirmation Order will be reasonably acceptable in form and substance to (a) the Debtors, (b) Centerbridge, (c) the Unions, (d) the Creditors’ Committee and (e) the Ad Hoc Steering Committee.
     2. The Plan shall not have been materially amended, altered or modified from the Plan as Filed on October 23, 2007, unless such material amendment, alteration or modification has been made in accordance with Section X.A of the Plan.
     3. All Exhibits to the Plan are in form and substance reasonably satisfactory to (a) the Debtors, (b) the Unions, (c) Centerbridge, (d) the Creditors’ Committee and (e) the Ad Hoc Steering Committee.
     4. Any modification of, amendment, supplement or change to the Plan or any Plan Exhibit that (a) alters in any way the Settlement Pool or the parties to whom it shall be made available; (b) makes available any consideration to Ineligible Unsecured Claims other than the Settlement Pool; or (c) provides for the receipt of additional consideration for Centerbridge or any of its subsidiaries or affiliates shall not have been made without the consent of the Ad Hoc Steering Committee and the Creditors’ Committee.
B. Conditions Precedent to the Effective Date
          The Effective Date will not occur, and the Plan will not be consummated, unless and until the following conditions have been satisfied or duly waived pursuant to Section IV.C:
     1. The Bankruptcy Court shall have entered the Confirmation Order on or before February 28, 2008.
     2. The Bankruptcy Court shall have entered an order (contemplated to be part of the Confirmation Order) approving and authorizing the Debtors and the Reorganized Debtors to take all actions necessary or appropriate to implement the Plan, including completion of the Restructuring Transactions and the other transactions contemplated by the Plan and the implementation and consummation of the contracts, instruments, releases and other agreements or documents entered into or delivered in connection with the Plan.
     3. No stay of the Confirmation Order shall then be in effect.
     4. The documents effectuating the Exit Facility shall be in form and substance reasonably satisfactory to the Debtors and Centerbridge and shall have been executed and delivered by the Reorganized Debtors, the Exit Facility Agent and each of the lenders under the Exit Facility.
     5. The total amount of Allowed General Unsecured Claims (excluding any General Unsecured Claims held by the Unions (including the Union Claim), any General Unsecured Claims held by the Retiree Committee, Convenience Claims, General Unsecured Claims against EFMG, Prepetition Intercompany Claims and the DCC Claim) shall not exceed $3.25 billion.
     6. The total amount of funded debt of the Reorganized Debtors, on a consolidated basis, shall not exceed $1.5 billion.
     7. The Reorganized Debtors’ Minimum Emergence Liquidity shall be reasonably acceptable to the Unions and Centerbridge.
     8. The Effective Date shall occur on or before May 1, 2008.
     9. The Plan and all Exhibits to the Plan shall not have been materially amended, altered or modified from the Plan as confirmed by the Confirmation Order, unless such material amendment, alteration or modification has been made in accordance with Section X.A of the Plan.
     10. Any modification of, amendment, supplement or change to the Plan or any Plan Exhibit that (a) alters in any way the Settlement Pool or the parties to whom it shall be made available; (b) makes available any consideration to Ineligible Unsecured Claims other than the Settlement Pool; or (c) provides for the receipt of additional consideration for Centerbridge or any of its subsidiaries or Affiliates shall not have been made without the consent of the Ad Hoc Steering Committee and the Creditors’ Committee.
     11. The Debtors shall have complied with their obligations under the B-2 Backstop Commitment Letter to sell New Series B Preferred Stock to the Series B-2 Investors in accordance with the terms of the B-2 Backstop Commitment Letter, provided the B-2 Backstop Commitment Letter has not been terminated and the B-2 Investors shall have funded the purchase of New Series B Preferred Stock thereunder.
C. Waiver of Conditions to the Confirmation or Effective Date
          The conditions to Confirmation and the conditions to the Effective Date may be waived in whole or in part at any time by the agreement of (1) the Debtors, (2) Centerbridge, (3) the Unions, (4) the Creditors’ Committee and (5) the Ad Hoc Steering Committee without an order of the Bankruptcy Court, provided, however, that (a) the condition precedent to the Effective Date in Section IV.B.5 may be waived only by the Creditors’ Committee acting reasonably and consistently with its fiduciary duties to all unsecured creditors and after taking into account the efforts that the Debtors, the Creditors’ Committee and other parties, if applicable, have made to resolve unsecured Claims and (b) the condition precedent to the Confirmation Date and the Effective Date in Sections IV.A.4 and IV.B.10, respectively, may be waived only with the consent of Centerbridge, the Creditors’ Committee and the Ad Hoc Steering Committee.
D. Effect of Nonoccurrence of Conditions to the Effective Date
          If each of the conditions to the Effective Date is not satisfied or duly waived in accordance with Section IV.C, then upon motion by the Debtors made before the time that each of such conditions has been satisfied and upon notice to such parties in interest as the Bankruptcy Court may direct, the Confirmation Order will be vacated by the Bankruptcy Court; provided, however, that, notwithstanding the Filing of such motion, the Confirmation Order may not be vacated if each of the conditions to the Effective Date is satisfied before the Bankruptcy Court enters an order granting such motion. If the Confirmation Order is vacated pursuant to this Section IV.D: (1) the Plan will be null and void in all respects, including with respect to (a) the discharge of Claims and termination of Interests pursuant to section 1141 of the Bankruptcy Code, (b) the assumptions, assignments or rejections of Executory Contracts and Unexpired Leases pursuant to Section II.E and (c) the releases described in Section IV.E; and (2) nothing contained in the Plan will (a) constitute a waiver or release of any Claims by or against, or any Interest in, any Debtor or (b) prejudice in any manner the rights of the Debtors or any other party in interest.
E. Effect of Confirmation of the Plan
1.	Dissolution of Official Committees
          On the Effective Date, the Official Committees, to the extent not previously dissolved, will dissolve, and the members of the Official Committees and their respective Professionals will cease to have any role arising from or related to the Chapter 11 Cases; provided, however, that the Creditors’ Committee (a) shall continue to exist for the purpose of objecting to and litigating Fee Claims and applications for fees and expenses under section 503(b) of the Bankruptcy Code and (b) to the extent (i) an appeal to the Confirmation Order is pending as of the Effective Date and (ii) the Creditors’ Committee is a party to and is actively participating in such appeal, the Creditors’ Committee shall continue to exist for the purpose of participating in such appeal. The Professionals retained by the Official Committees and the respective members thereof will not be entitled to assert any Fee Claim for any services rendered or expenses incurred after the Effective Date, except for reasonable fees for services rendered, and actual and necessary expenses incurred, in connection with (a) any applications for allowance of compensation and reimbursement of expenses pending on the Effective Date or Filed and served after the Effective Date pursuant to Section II.A.1.i.ii.A and (b) with respect to the Creditors’ Committee (i) objecting to and litigating Fee Claims and applications for fees and expenses under section 503(b) of the Bankruptcy Code and (ii) to the extent applicable, the Creditors’ Committee’s active participation in any appeal of the Confirmation Order. Upon the later of (a) the resolution of the Creditors’ Committee’s outstanding objections to any Fee Claims and applications for fees and expenses under section 503(b) of the Bankruptcy Code and (b) the resolution of any appeal of the Confirmation Order in which the Creditors’ Committee is actively participating, the Creditors’ Committee will dissolve, and its Professionals will cease to have any role arising from or relating to the Chapter 11 Cases. The Reorganized Debtors will pay the reasonable expenses of the members of the Creditors’ Committee and the reasonable fees and expenses of the Creditors’ Committee’s Professionals incurred in connection with (a) objecting to and litigating Fee Claims and applications for fees and expenses under section 503(b) of the Bankruptcy Code and (b) to the extent applicable, actively participating in an appeal of the Confirmation Order, without further Bankruptcy Court approval.
2.	Preservation of Rights of Action by the Debtors and the Reorganized Debtors; Recovery Actions
          Except as otherwise provided in the Plan or in any contract, instrument, release or other agreement, including the Litigation Trust Agreement, entered into or delivered in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors will retain and may enforce any claims, demands, rights, defenses and causes of action that the Debtors or the Estates may hold against any entity, including any Recovery Actions, to the extent not expressly released under the Plan or by any Final Order of the Bankruptcy Court.
3.	Comprehensive Settlement of Claims and Controversies
          Pursuant to Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement of all claims or controversies relating to the rights that a holder of a Claim (including Prepetition Intercompany Claims) or Interest may have with respect to any Allowed Claim or Allowed Interest or any distribution to be made pursuant to the Plan on account of any Allowed Claim or Allowed Interest. The entry of the Confirmation Order will constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court’s finding that all such compromises or settlements are in the best interests of the Debtors, Reorganized Debtors, Estates and their respective property and Claim and Interest holders and are fair, equitable and reasonable.
4.	Discharge of Claims and Termination of Interests
a.	Complete Satisfaction, Discharge and Release
          Except as provided in the Plan or in the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims and termination of all Interests arising on or before the Effective Date, including any interest accrued on Claims from and after the Petition Date. Except as provided in the Plan or in the Confirmation Order, Confirmation will, as of the Effective Date and immediately after cancellation of the Old Common Stock of Dana: (i) discharge the Debtors from all Claims or other debts that arose on or before the Effective Date, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (A) a proof of Claim based on such debt is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (B) a Claim based on such debt is allowed pursuant to section 502 of the Bankruptcy Code or (C) the holder of a Claim based on such debt has accepted the Plan; and (ii) terminate all Interests and other rights of holders of Interests in the Debtors.
b.	Discharge and Termination
          In accordance with the foregoing, except as provided in the Plan, the Confirmation Order will be a judicial determination, as of the Effective Date and immediately after the cancellation of the Old Common Stock of Dana, but prior to the issuance of the New Dana Holdco Common Stock, of a discharge of all Claims and other debts and Liabilities against the Debtors and a termination of all Interests and other rights of the holders of Interests in the Debtors, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge will void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim or terminated Interest.
5.	Injunction
          On the Effective Date, except as otherwise provided herein or in the Confirmation Order,
          a. all Persons who have been, are or may be holders of Claims against or Interests in a Debtor shall be enjoined from taking any of the following actions against or affecting a Debtor, its Estate or its Assets with respect to such Claims or Interests (other than actions brought to enforce any rights or obligations under the Plan and appeals, if any, from the Confirmation Order):
               1. commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against a Debtor, its Estate, its Assets or any direct or indirect successor in interest to a Debtor, or any assets or property of such successor (including, without limitation, all suits, actions and proceedings that are pending as of the Effective Date, which must be withdrawn or dismissed with prejudice);
               2. enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, directly or indirectly, any judgment, award, decree or order against a Debtor, its Estate or its Assets or any direct or indirect successor in interest to a Debtor, or any assets or property of such successor;
               3. creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any lien against a Debtor, its Estate or its Assets, or any direct or indirect successor in interest to a Debtor, or any assets or property of such successor other than as contemplated by the Plan;
               4. except as provided herein, asserting any setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any obligation due a Debtor, its Estate or its Assets, or any direct or indirect successor in interest to a Debtor, or any assets or property of such successor; and

               5. proceeding in any manner in any place whatsoever that does not conform to or comply with the provisions of the Plan or the settlements set forth herein to the extent such settlements have been approved by the Bankruptcy Court in connection with Confirmation of the Plan.
          b. All Persons that have held, currently hold or may hold any Liabilities released or exculpated pursuant to Sections IV.E.6 and IV.E.7, respectively, will be permanently enjoined from taking any of the following actions against any Released Party or its property on account of such released Liabilities: (i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind; (ii) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, directly or indirectly, any judgment, award, decree or order; (iii) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any lien; (iv) except as provided herein, asserting any setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any obligation due a Released Party; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.
          c. Notwithstanding the foregoing and except with respect to Derivative Claims and holders of Claims that vote in favor of the Plan, nothing in the Plan shall enjoin the prosecution of the claims asserted, or to be asserted, solely on account of alleged conduct occurring prior to the Petition Date, against any non-Debtor defendant in the Securities Litigation. In addition, nothing in the Plan shall prevent the holders of Asbestos Personal Injury Claims from exercising their rights against any applicable Debtor or Reorganized Debtor or its Estate or Assets with respect to their Asbestos Personal Injury Claims. Solely with respect to Asbestos Personal Injury Claims, the automatic stay imposed by section 362 of the Bankruptcy Code will be terminated as of the date that is 60 days after the Effective Date and, pursuant to section 108(c) of the Bankruptcy Code, the applicable statute of limitations with respect to any such Claim that did not expire prior to the Petition Date will cease to be tolled as of that date.
6.	Releases
a.	General Releases by Debtors and Reorganized Debtors
          Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date the Debtors and the Reorganized Debtors, on behalf of themselves and their affiliates, the Estates and their respective successors, assigns and any and all entities who may purport to claim by, through, for or because of them, will forever release, waive and discharge all Liabilities that they have, had or may have against any Released Party except with respect to obligations arising under the Plan, the Global Settlement and the B-2 Backstop Commitment Letter; provided, however, that the foregoing provisions shall not affect the liability of any Released Party that otherwise would result from any act or omission to the extent that act or omission subsequently is determined in a Final Order to have constituted gross negligence or willful misconduct, or any actions of the Debtors’ prepetition lenders with respect to the Debtors’ prepetition credit facility.
b.	General Releases by Holders of Claims or Interests
          Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and the consideration and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan, each holder of a Claim that votes in favor of the Plan, to the fullest extent permissible under law, will be deemed to forever release, waive and discharge all Liabilities in any way relating to a Debtor, the Chapter 11 Cases, the Estates, the Plan, the Confirmation Exhibits or the Disclosure Statement that such entity has, had or may have against any Released Party (which release will be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code). Notwithstanding the foregoing and except with respect to Derivative Claims and holders of Claims that vote in favor of the Plan, nothing in the Plan shall release the claims asserted, or to be asserted, solely on account of alleged conduct occurring prior to the Petition Date, against any non-Debtor defendant in the Securities Litigation. In addition, nothing in the Plan shall be deemed to release any applicable Debtor or Reorganized Debtor from any Liability arising from or related to Asbestos Personal Injury Claims.

c.	Release of Released Parties by Other Released Parties
          From and after the Effective Date, except with respect to obligations arising under the Plan, the Global Settlement and the B-2 Backstop Commitment Letter, to the fullest extent permitted by applicable law, the Released Parties shall release each other from any and all Liabilities that any Released Party is entitled to assert against any other Released Party in any way relating to any Debtor, the Chapter 11 Cases, the Estates, the formulation, preparation, negotiation, dissemination, implementation, administration, confirmation or consummation of any of the Plan, or the property to be distributed under the Plan, the Confirmation Exhibits, the Disclosure Statement, any contract, employee pension or other benefit plan, instrument, release or other agreement or document related to any Debtor, the Chapter 11 Cases or the Estates created, modified, amended, terminated or entered into in connection with either the Plan or any agreement between the Debtors and any Released Party or any other act taken or omitted to be taken in connection with the Debtors’ bankruptcy; provided, however, that the foregoing provisions shall not affect the liability of any Released Party that otherwise would result from any act or omission to the extent that act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct.
7.	Exculpation
          From and after the Effective Date, the Released Parties shall neither have nor incur any liability to any Person for any act taken or omitted to be taken in connection with the Debtors’ restructuring, including the formulation, preparation, dissemination, implementation, confirmation or approval of the Global Settlement, the Plan, the Confirmation Exhibits, the Disclosure Statement or any contract, instrument, release or other agreement or document provided for or contemplated in connection with the consummation of the transactions set forth in the Plan; provided, however, that this section shall not apply to the obligations arising under the Plan, the Global Settlement and the B-2 Backstop Commitment Letter of the parties thereto; and provided further, however, that the foregoing provisions shall not affect the liability of any Person that otherwise would result from any such act or omission to the extent that act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct. Any of the foregoing parties in all respects shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.
8.	Termination of Certain Subordination Rights and Settlement of Related Claims and Controversies
a.	Termination
          The classification and manner of satisfying all Claims and Interests under the Plan take into consideration all subordination rights, whether arising under general principles of equitable subordination, contract, section 510(c) of the Bankruptcy Code or otherwise, that a holder of a Claim or Interest may have against other Claim or Interest holders with respect to any distribution made pursuant to the Plan. Except as provided in Section IV.E.8.c, all subordination rights that a holder of a Claim may have with respect to any distribution to be made pursuant to the Plan will be discharged and terminated, and all actions related to the enforcement of such subordination rights will be permanently enjoined. Accordingly, distributions pursuant to the Plan to holders of Allowed Claims will not be subject to payment to a beneficiary of such terminated subordination rights or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.
b.	Settlement
          Pursuant to Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement of all claims or controversies relating to the subordination rights that a holder of a Claim may have with respect to any Allowed Claim or any distribution to be made pursuant to the Plan on account of any Allowed Claim, except as provided in Section IV.E.8.c. The entry of the Confirmation Order will constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court’s finding that such compromise or settlement is in the best interests of the Debtors, the Reorganized Debtors and their respective property and Claim and Interest holders and is fair, equitable and reasonable.

c.	Preservation of Subordination under Section 510(b)
          Notwithstanding anything to the contrary contained in Section IV.E.8, the provisions of section 510(b) of the Bankruptcy Code, to the extent applicable, are expressly preserved and shall be enforced pursuant to the Plan.
ARTICLE V.
MEANS FOR IMPLEMENTATION OF THE PLAN
A. Continued Corporate Existence and Vesting of Assets
          Except as otherwise provided herein (including with respect to the Restructuring Transactions described in Section V.B): (1) on or before the Effective Date, New Dana Holdco will be incorporated and shall exist as a separate corporate entity, with all corporate powers in accordance with the laws of the state of Delaware and the certificates of incorporation, bylaws and certificate of designations attached hereto as Exhibits V.C.1.a and V.C.1.b; (2) each Debtor will, as a Reorganized Debtor, continue to exist after the Effective Date as a separate legal entity, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution or otherwise) under applicable state law; (3) on the Effective Date, all property of the Estate of a Debtor, and any property acquired by a Debtor or Reorganized Debtor under the Plan, will vest, subject to the Restructuring Transactions, in such Reorganized Debtor free and clear of all Claims, liens, charges, other encumbrances, Interests and other interests. On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire and dispose of property and compromise or settle any claims without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, each Reorganized Debtor may pay the charges that it incurs on or after the Effective Date for Professionals’ fees, disbursements, expenses or related support services (including fees relating to the preparation of Professional fee applications) without application to, or the approval of, the Bankruptcy Court.
B. Restructuring Transactions
1.	Restructuring Transactions Generally
          On or after the Confirmation Date, the applicable Debtors or Reorganized Debtors may enter into such Restructuring Transactions and may take such actions as the Debtors or Reorganized Debtors may determine to be necessary or appropriate to effect, in accordance with applicable non-bankruptcy law, a corporate restructuring of their respective businesses or simplify the overall corporate structure of the Reorganized Debtors, including but not limited to the restructuring transactions identified on Exhibit V.B.1, all to the extent not inconsistent with any other terms of the Plan. Unless otherwise provided by the terms of a Restructuring Transaction, all such Restructuring Transactions will be deemed to occur on the Effective Date and may include one or more mergers, consolidations, restructurings, dispositions, liquidations or dissolutions, as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate. The actions to effect these transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, disposition, liquidation or dissolution containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, duty or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, dissolution or change in corporate form pursuant to applicable state law; and (d) the taking of all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. Any such transactions may be effected on or subsequent to the Effective Date without any further action by the stockholders or directors of any of the Debtors or the Reorganized Debtors.

2.	Obligations of Any Successor Corporation in a Restructuring Transaction
          The Restructuring Transactions may result in substantially all of the respective assets, properties, rights, liabilities, duties and obligations of certain of the Reorganized Debtors vesting in one or more surviving, resulting or acquiring corporations. In each case in which the surviving, resulting or acquiring corporation in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting or acquiring corporation will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in the Plan or in any contract, instrument or other agreement or document effecting a disposition to such surviving, resulting or acquiring corporation, which may provide that another Reorganized Debtor will perform such obligations.
C. Corporate Governance and Directors and Officers
1.	Certificates of Incorporation and Bylaws of New Dana Holdco and the Other Reorganized Debtors
          As of the Effective Date, the certificates of incorporation and the bylaws (or comparable constituent documents) of New Dana Holdco and the other Reorganized Debtors, including the certificate of designations with respect to New Dana Holdco, will be substantially in the forms set forth in Exhibits V.C.1.a and V.C.1.b, respectively. The certificates of incorporation and bylaws (or comparable constituent documents) of New Dana Holdco and each other Reorganized Debtor, among other things, will: (a) prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code; (b) with respect to New Dana Holdco, authorize (i) the issuance of New Dana Holdco Common Stock in amounts not less than the amounts necessary to permit the distributions required or contemplated by the Plan and (ii) the issuance of the New Preferred Stock. After the Effective Date, New Dana Holdco and each other Reorganized Debtor may amend and restate their articles of incorporation or bylaws (or comparable constituent documents) as permitted by applicable state law, subject to the terms and conditions of such constituent documents. On the Effective Date, or as soon thereafter as is practicable, New Dana Holdco and each other Reorganized Debtor shall file such certificates of incorporation (or comparable constituent documents) with the secretaries of state of the states in which New Dana Holdco and such other Reorganized Debtors are incorporated or organized, to the extent required by and in accordance with the applicable corporate law of such states.
2.	Directors and Officers of New Dana Holdco and the Other Reorganized Debtors
          Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, from and after the Effective Date: (a) the initial officers of New Dana Holdco and the other Reorganized Debtors will consist of the individuals identified on Exhibit V.C.2; (b) the initial board of directors of New Dana Holdco will be comprised of seven members (to be identified on Exhibit V.C.2 as selected), as follows: (i) three directors (one of whom must be independent) chosen by Centerbridge, (ii) two Independent Directors chosen by the Creditors’ Committee, (iii) one Independent Director chosen by the Creditors’ Committee from a list of three Independent Directors proffered by Centerbridge, provided, however, if none of the Independent Directors on the list are reasonably satisfactory to the Creditors’ Committee, then Centerbridge shall proffer the names of additional Independent Directors until the name of an Independent Director reasonably satisfactory to the Creditors’ Committee is put forth and at any time during that process, the Creditors’ Committee may submit its own list, which would then be subject to the same proffer process and (iv) the Chief Executive Officer of New Dana Holdco; and (c) the initial board of directors of each of the other Reorganized Debtors will consist of the individuals identified, or will be designated pursuant to the procedures specified, on Exhibit V.C.2. Each such director and officer will serve from and after the Effective Date until his or her successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the terms of the certificate of incorporation and bylaws (or comparable constituent documents) of New Dana Holdco or the applicable other Reorganized Debtor and state law.

3.	Compliance with Exchange Act by New Dana Holdco
          From and after the Effective Date, New Dana Holdco shall timely file with the SEC the annual reports, quarterly reports and other periodic reports required to be filed with the SEC pursuant to sections 13(a) or 15(d) of the Exchange Act.
D. New Dana Holdco Common Stock
1.	Issuance and Distribution of New Dana Holdco Common Stock
          The New Dana Holdco Common Stock, when issued or distributed as provided in the Plan, will be duly authorized, validly issued and, if applicable, fully paid and nonassessable. Each distribution and issuance under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each person or entity receiving such distribution or issuance.
2.	Listing
          New Dana Holdco will apply to list the New Dana Holdco Common Stock on a national exchange on or as soon as practicable after the Effective Date when New Dana Holdco meets the applicable listing requirements. If New Dana Holdco is not able to list the New Dana Holdco Common Stock on a national exchange, it will cooperate with any registered broker-dealer who may seek to initiate price quotations for the New Dana Holdco Common Stock on the OTC Bulletin Board.
3.	Section 1145 Exemption
          To the maximum extent provided by section 1145 of the Bankruptcy Code and applicable nonbankruptcy law, the issuance of the New Dana Holdco Common Stock under the Plan will be exempt from registration under the Securities Act and all rules and regulations promulgated thereunder.
E. Employment, Retirement and Other Related Agreements; Cessation of Retiree Benefits; Workers’ Compensation Programs
1.	Employment-Related Agreements
          As of the Effective Date, the Reorganized Debtors will have authority to: (a) maintain, amend or revise existing employment, retirement, welfare, incentive, severance, indemnification and other agreements with its active directors, officers and employees, subject to the terms and conditions of any such agreement; and (b) enter into new employment, retirement, welfare, incentive, severance, indemnification and other agreements for active employees.
2.	Cessation of Retiree Benefits
          Prior to the Effective Date, the Debtors ceased providing and paying all retiree benefits (as defined in section 1114(a) of the Bankruptcy Code) to: (a) non-union retirees and their dependents in accordance with the Non-Union Retiree Settlement Order; and (b) retirees who had been members of the International Association of Machinists and Aerospace Workers and their dependents in accordance with the Agreed Order Approving Settlement Agreement Between Dana Corporation and the International Association of Machinists and Aerospace Workers (Docket No. 5180), dated April 27, 2007. Retiree benefits (as defined in section 1114(a) of the Bankruptcy Code) to all UAW and USW-represented retirees will be terminated in accordance with the Global Settlement Order and Section III.B above.

3.	Continuation of Workers’ Compensation Programs
          From and after the Effective Date, (a) the Reorganized Debtors will continue to administer and pay all valid claims for benefits and liabilities arising under the Debtors’ workers’ compensation programs for which the Debtor or Reorganized Debtors are responsible under applicable state workers’ compensation law, regardless of when the applicable injuries were incurred, in accordance with the Debtors’ prepetition practices and procedures, applicable plan documents and governing state workers’ compensation law, and (b) nothing in the Plan shall discharge, release, or relieve the Debtors or Reorganized Debtors from any current or future liability under applicable state workers’ compensation law in the jurisdictions where the Debtors or Reorganized Debtors participate in workers’ compensation programs, including guarantees given to Michigan’s Workers’ Compensation Agency by Dana on account of payment obligations of certain Debtor subsidiaries. The Debtors expressly reserve the right to challenge the validity of any claim for benefits or liabilities arising under any workers’ compensation program.
4.	Emergence Bonus for Non-Union Employees
          Nothing in the Plan shall prevent, as applicable, (a) New Dana Holdco from reserving or (b) the Debtors from seeking Bankruptcy Court approval of New Dana Holdco’s reservation of, New Dana Holdco Common Stock having an aggregate Per Share Value of $22.0 million for distribution after the Effective Date as a post-emergence bonus to non-union hourly and salaried non-management employees, excluding in all events employees that will be eligible for management bonus programs after the Effective Date. Such Non-Union Emergence Shares would be issued on terms and conditions established by the Debtors or the Reorganized Debtors consistent with the description of such terms and conditions previously provided to the Unions.
5.	Equity Incentive Plan
          The Debtors anticipate that after the Effective Date, New Dana Holdco will implement an equity incentive plan for management that will reserve up to 5-10% of the fully-diluted outstanding shares of New Dana Holdco Common Stock. The Debtors anticipate that a copy of the equity incentive plan will be Filed as a supplement to the Plan.
F. Corporate Action
          The Restructuring Transactions; the adoption of new or amended and restated certificates of incorporation and bylaws (or comparable constituent documents) for New Dana Holdco and the other Reorganized Debtors and the certificate of designations for New Dana Holdco; the initial selection of directors and officers for each Reorganized Debtor; the entry into the Exit Facility and receipt of the proceeds thereof; the establishment of the Litigation Trust and appointment of the Litigation Trustee; the issuance of the New Preferred Stock and New Dana Holdco Common Stock; the distribution of the New Dana Holdco Common Stock and Cash pursuant to the Plan; the adoption, execution, delivery and implementation of all contracts, leases, instruments, releases and other agreements or documents related to any of the foregoing; the adoption, execution and implementation of employment, retirement and indemnification agreements, incentive compensation programs, retirement income plans, welfare benefit plans and other employee plans and related agreements; and the other matters provided for under the Plan involving the corporate structure of the Debtors and Reorganized Debtors or corporate action to be taken by or required of a Debtor or Reorganized Debtor will be deemed to occur and be effective as of the Effective Date, if no such other date is specified in such other documents, and will be authorized and approved in all respects and for all purposes without any requirement of further action by the stockholders or directors of the Debtors or the Reorganized Debtors.
G. Litigation Trust
1.	Creation
          On or before November 25, 2007, the Creditors’ Committee, in consultation with the Ad Hoc Steering Committee, will provide the Debtors with the names of two candidates to serve as a Litigation Trustee. The

Debtors will solicit bids from such candidates, as well as two candidates selected by the Debtors, and, with the consent of the Creditors’ Committee (in consultation with the Ad Hoc Steering Committee), will select the most cost-effective and qualified candidate to serve as Litigation Trustee and the Debtors, in consultation with Centerbridge, the Creditors’ Committee and the Ad Hoc Steering Committee, will negotiate and enter into the Litigation Trust Agreement. The identity of the Litigation Trustee and the Litigation Trust Agreement shall be Filed no later than five days prior to the Confirmation Hearing and will be effective as of the Effective Date.
2.	Rights and Responsibilities
          The powers, rights and responsibilities of the Litigation Trust and Litigation Trustee shall be specified in the Litigation Trust Agreement and shall be limited to the authority and responsibility to: (a) consult with the Reorganized Debtors with respect to any proposed Stipulation of Amount and Nature of Claim, settlement, other agreement or agreed order that would result in an Allowed General Unsecured Claim in excess of $500,000; (b) File an objection to any proposed Stipulation of Amount and Nature of Claim, settlement, other agreement or agreed order that would result in an Allowed General Unsecured Claim in excess of $500,000 within ten days of receiving written notice of such proposed Stipulation of Amount and Nature of Claim, settlement, other agreement or agreed order; (c) object to any General Unsecured Claim in excess of $500,000 where (i) the Litigation Trustee has requested the Debtors in writing to object to a General Unsecured Claim, which written request shall in no event be served upon the Reorganized Debtors prior to the later of (A) 60 days after the Effective Date or (B) 45 days after the Filing of a proof of Claim for such General Unsecured Claim, and (ii) the Debtors have not filed the objection requested by the Litigation Trustee within 20 days of the Reorganized Debtors’ receipt of such request; and (d) prosecute Recovery Actions and other Estate causes of action not released by the Plan or in any other order of the Bankruptcy Court (including the Confirmation Order), including potential Recovery Actions against the Debtors’ prepetition secured lenders, to the extent that such causes of action are transferred pursuant to, and identified in, the Litigation Trust Agreement. In connection with its responsibilities, the Litigation Trust may employ, without further order of the Bankruptcy Court, professionals to assist in carrying out its duties under the Plan. Notwithstanding anything to the contrary in the Litigation Trust Agreement or the Plan, the consultation and objection rights of the Litigation Trustee with respect to Claims shall be limited to General Unsecured Claims that, if Allowed pursuant to a Stipulation of Amount and Nature of Claim, other settlement, other agreement or agreed order, would result in an Allowed General Unsecured Claim in excess of $500,000. Any net proceeds recovered by the Litigation Trust from the prosecution or resolution of the Recovery Actions and other Estate causes of action discussed above shall be deposited into the Disputed Unsecured Claims Reserve for distribution in accordance with the Plan.
3.	Fees and Expenses of the Litigation Trust
          Except as otherwise ordered by the Bankruptcy Court, the reasonable and necessary fees and expenses of the Litigation Trust and the Litigation Trustee (including the reasonable and necessary fees and expenses of any professionals assisting the Litigation Trust in carrying out its duties under the Plan) will be funded by the Reorganized Debtors in accordance with the Litigation Trust Agreement without further order from the Bankruptcy Court.
4.	Tax Treatment
          The Litigation Trust is intended to be treated, for U.S. federal income Tax purposes, as a grantor trust, the sole beneficiary of which is the Disputed Unsecured Claims Reserve, a disputed ownership fund within the meaning of Treasury Regulations section 1.468B-9(b)(1), and which, accordingly, is a part of the Disputed Unsecured Claims Reserve.
5.	No Transfer
          The beneficial interest of the Disputed Unsecured Claims Reserve in the Litigation Trust will be non-transferable.

H. Special Provisions Regarding Insured Claims
1.	Limitations on Amounts to Be Distributed to Holders of Allowed Insured Claims
          Distributions under the Plan to each holder of an Allowed Insured Claim will be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the holder thereof under any pertinent insurance policies and applicable law. Nothing in this Section V.H will constitute a waiver of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities that any entity may hold against any other entity, including the Debtors’ insurance carriers.
2.	Assumption and Continuation of Insurance Policies
          From and after the Effective Date, each of the Insurance Contracts will be, as applicable, either deemed assumed by the applicable Reorganized Debtor pursuant to section 365 of the Bankruptcy Code and Section V.A of the Plan or continued in accordance with its terms such that each of the parties’ contractual, legal and equitable rights under each Insurance Contract shall remain unaltered, and the parties to each Insurance Contract will continue to be bound by such Insurance Contract as if the Chapter 11 Cases had not occurred. Nothing in the Plan, shall affect, impair or prejudice the rights and defenses of the Insurers or the Reorganized Debtors under the Insurance Contracts in any manner, and such Insurers and Reorganized Debtors shall retain all rights and defenses under the Insurance Contracts, and the Insurance Contracts shall apply to, and be enforceable by and against, the Reorganized Debtors and the applicable Insurer(s) as if the Chapter 11 Cases had not occurred. In addition, notwithstanding anything to the contrary in the Plan (a) from and after the Effective Date, the litigation currently pending in the United States District Court for the Northern District of Ohio captioned, collectively, as Fireman’s Fund Insurance Company v. Hartford Accident and Indemnity Company, Case No. 03-03CV7168; American Insurance Company v. Celotex Corp., No. 85-7997; and Dana Corp. v. Fireman’s Fund Insurance Company, No. 83-1153, shall continue before the United States District Court for the Northern District of Ohio, and Claims relating to such litigation shall be adjudicated and resolved in the course of such litigation, rather than in the Bankruptcy Court and (b) nothing in the Plan (including any other provision that purports to be preemptory or supervening), shall in any way operate to, or have the effect of, impairing any party’s legal, equitable or contractual rights and/or obligations under any Insurance Contract, if any, in any respect. Any such rights and obligations shall be determined under the Insurance Contracts, any agreement of the parties and applicable law.
3.	Liquidation of Asbestos Personal Injury Claims
          All Asbestos Personal Injury Claims will be liquidated, determined or otherwise resolved in the appropriate non-bankruptcy forum, and no Asbestos Personal Injury Claim will be subject to the Claims allowance process set forth in the Plan.
I. Cancellation and Surrender of Instruments, Securities and Other Documentation
1.	Bonds
          Except as provided in any contract, instrument or other agreement or document entered into or delivered in connection with the Plan or as otherwise provided for herein, on the Effective Date and concurrently with the applicable distributions made pursuant to Article VI, the Indentures and the Bonds will be deemed canceled and of no further force and effect against the Debtors, without any further action on the part of any Debtor. The holders of the Bonds will have no rights against the Debtors arising from or relating to such instruments and other documentation or the cancellation thereof, except the rights provided pursuant to the Plan; provided, however, that no distribution under the Plan will be made to or on behalf of any holder of an Allowed Bondholder Claim until such Bonds are surrendered to and received by the applicable Third Party Disbursing Agent to the extent required in Section VI.L. Notwithstanding the foregoing and anything contained in the Plan, the applicable provisions of the Indentures will continue in effect solely for the purposes of (a) allowing the Indenture Trustee or other Disbursing Agent to make distributions on account of Bondholder Claims under the Plan as provided in Section VI.F of the Plan and (b) permitting the Indenture Trustee to maintain or assert any rights or Charging Liens it may have on distributions to Bondholders for the Indenture Trustee Fee Claim pursuant to the terms of the Plan and the applicable Indenture. The Reorganized Debtors shall have not have any obligations to the Indenture Trustee for any fees, costs or expenses except as expressly provided in the Plan.
2.	Old Common Stock
          The Old Common Stock of Dana shall be deemed canceled and of no further force and effect on the Effective Date. The holders of or parties to such canceled securities and other documentation will have no rights arising from or relating to such securities and other documentation or the cancellation thereof, except the rights provided pursuant to the Plan.
J. Settlement Pool
1.	Purpose of Settlement Pool
          The Settlement Pool will be established to settle a dispute between the Creditors’ Committee, the Debtors, the Ad Hoc Steering Committee and Centerbridge and provides for settlement payments to holders of Allowed Ineligible Unsecured Claims.
2.	Payments from Settlement Pool
          Each holder of an Allowed Ineligible Unsecured Claim will receive, on the 45th day following the Effective Date, its pro rata portion of the Settlement Pool, which under no circumstances shall exceed $.085 per $1.00 of each such Allowed Ineligible Unsecured Claim. Any funds remaining in the Settlement Pool after all payments have been made to holders of Allowed Ineligible Unsecured Claims will be deemed Minimum Excess Cash.
3.	Condition to Funding of Settlement Pool
          The Settlement Pool will be funded from the proceeds from the sale of the New Series B Preferred Stock, pursuant to the New Investment Agreement and B-2 Backstop Commitment Letter, in excess of $500 million.
4.	Evidence of Allowed Ineligible Unsecured Claims
          In order for a holder of an Allowed Ineligible Unsecured Claim to receive a payment from the Settlement Pool on account of such Claim, each holder will be required to provide the Debtors or Reorganized Debtors, as applicable, reasonable evidence that its Claims are Allowed Ineligible Unsecured Claims no later than 15 days after the Effective Date. The Debtors anticipate sending out requests for such information no later than 15 days prior to the Effective Date.
K. Release of Liens
          Except as otherwise provided in the Plan or in any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and except as specified in the treatment provided for Claims and Interests in Article II, all mortgages, deeds of trust, liens or other security interests against the property of any Estate will be fully released and discharged, and all of the right, title and interest of any holder of such mortgages, deeds of trust, liens or other security interests, including any rights to any collateral thereunder, will revert to the applicable Reorganized Debtor and its successors and assigns. As of the Effective Date, the Reorganized Debtors shall be authorized to execute and file on behalf of creditors Form UCC-3 Termination Statements or such other forms as may be necessary or appropriate to implement the provisions of this Section V.K.
L. Effectuating Documents; Further Transactions; Exemption from Certain Transfer Taxes
          The President, Chief Executive Officer, Chief Financial Officer or any Vice President of each Debtor or Reorganized Debtor, as applicable, will be authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and implement the provisions of the Plan. The Secretary or any Assistant Secretary of each Debtor or

Reorganized Debtor will be authorized to certify or attest to any of the foregoing actions. Pursuant to section 1146(a) of the Bankruptcy Code, the following will not be subject to any stamp Tax, real estate transfer Tax, mortgage recording Tax, sales or use Tax or similar Tax: (1) the issuance, transfer or exchange of New Dana Holdco Common Stock and New Preferred Stock; (2) the creation of any mortgage, deed of trust, lien or other security interest; (3) the making or assignment of any lease or sublease; (4) the execution and delivery of the Exit Facility; (5) any Restructuring Transaction; or (6) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with the Plan, including any merger agreements, agreements of consolidation, restructuring, disposition, liquidation or dissolution, deeds, bills of sale or assignments executed in connection with any of the foregoing or pursuant to the Plan.
ARTICLE VI.
PROVISIONS GOVERNING DISTRIBUTIONS
A. Distributions for Claims and Interests Allowed as of the Effective Date
          Except as otherwise provided in this Article VI, distributions of Cash (including Distributable Excess Minimum Cash) and Distributable Shares of New Dana Holdco Common Stock to be made on the Effective Date to holders of Claims or Interests as provided by Article II that are allowed as of the Effective Date shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than: (1) 60 days after the Effective Date; or (2) with respect to any particular Claim, such later date when the applicable conditions of Section II.E.3 (regarding cure payments for Executory Contracts and Unexpired Leases being assumed), Section VI.F.2 (regarding undeliverable distributions) or Section VI.L (regarding surrender of canceled instruments and securities), as applicable, are satisfied. Distributions on account of Claims and Interests that become Allowed Claims or Allowed Interests, respectively, after the Effective Date will be made pursuant to Section VII.C.
B. Method of Distributions to Holders of Claims and Interests
          The Reorganized Debtors, or such Third Party Disbursing Agents as the Reorganized Debtors, may employ in their sole discretion, will make all distributions of Cash, New Dana Holdco Common Stock and other instruments or documents required under the Plan. Each Disbursing Agent will serve without bond, and any Disbursing Agent may employ or contract with other entities to assist in or make the distributions required by the Plan. The duties of any Third Party Disbursing Agent shall be set forth in the applicable agreement retaining such Third Party Disbursing Agent.
C. Distributions on Account of Bondholder Claims
          Distributions on account of Allowed Bondholder Claims shall be made (1) to the Indenture Trustee or (2) with the prior written consent of the Indenture Trustee, through the facilities of DTC or, if applicable, a Third Party Disbursing Agent. If a distribution is made to the Indenture Trustee, the Indenture Trustee, in its capacity as Third Party Disbursing Agent, shall administer the distributions in accordance with the Plan and the applicable Indenture and be compensated in accordance with Section VI.D below.
D. Compensation and Reimbursement for Services Related to Distributions
          Each Third Party Disbursing Agent providing services related to distributions pursuant to the Plan will receive from the Reorganized Debtors, without further Bankruptcy Court approval, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments will be made by the Reorganized Debtors and will not be deducted from distributions to be made pursuant to the Plan to holders of Allowed Claims receiving distributions from a Third Party Disbursing Agent. For purposes of reviewing the reasonableness of the fees and expenses of any Third Party Disbursing Agent, the Reorganized Debtors shall be provided with copies of invoices of each Third Party Disbursing Agent in the form typically rendered in the regular course of the applicable Third Party Disbursing Agent’s business but with sufficient detail that reasonableness may be assessed. To the extent that there are any disputes that the Reorganized Debtors are unable to resolve with a Third Party Disbursing Agent, the Reorganized Debtors may submit such dispute to the Bankruptcy Court for resolution.
E. Provisions Governing Disputed Unsecured Claims Reserve
1.	Funding of the Disputed Unsecured Claims Reserve
          On the Effective Date or otherwise prior to the initial distributions under Section VI.G.1, the Disputed Unsecured Claims Reserve will be established by the Disbursing Agent and the Reserved Shares and/or Reserved Excess Minimum Cash will be placed in the Disputed Unsecured Claims Reserve by the Disbursing Agent for the benefit of holders of Allowed Claims in Class 5B and Disputed Claims that become Allowed Claims in Class 5B. For the purpose of calculating the amount of New Dana Holdco Common Stock and/or Excess Minimum Cash to be contributed to the Disputed Unsecured Claims Reserve, all Disputed Claims will be treated (solely for purposes of establishing the Disputed Unsecured Claims Reserve) as Allowed Claims in the Face Amount of such Claims as of the Effective Date. In addition, Disputed Claims rendered duplicative as a result of the consolidation of the Consolidated Debtors pursuant to Section VIII.A will only be counted once for purposes of establishing the Disputed Unsecured Claims Reserve. As Disputed Claims are resolved, the Disbursing Agent shall make adjustments to the reserves for Disputed Claims, but the Reorganized Debtors shall not be required to increase such reserves from and after the Effective Date. The Debtors may File a motion seeking an order of the Bankruptcy Court approving additional procedures for the establishment of the Disputed Unsecured Claims Reserve.
2.	Dividends and Distributions
          Cash dividends and other distributions received by the Disbursing Agent on account of the Reserved Shares and any Cash deposited into the Disputed Unsecured Claims Reserve from the Litigation Trust, along with any Cash Investment Yield on Cash held in the Disputed Unsecured Claims Reserve, will (a) be deposited in a segregated bank account in the name of the Disbursing Agent for the benefit of holders of Allowed Claims in Class 5B and Disputed Claims that become Allowed Claims in Class 5B, (b) will be accounted for separately and (c) will not constitute property of the Reorganized Debtors. The Disbursing Agent will invest any Cash held in the Disputed Unsecured Claims Reserve in a manner consistent with Dana’s investment and deposit guidelines.
3.	Recourse
          Each holder of an Allowed Claim in Class 5B and each holder of a Disputed Claim that ultimately becomes an Allowed Claim in Class 5B will have recourse only to the initial distribution of Distributable Shares of New Dana Holdco Common Stock and Distributable Excess Cash and the Disputed Unsecured Claims Reserve Assets and not to any other assets held by the Reorganized Debtors, their property or any assets previously distributed on account of any Allowed Claim or Allowed Interest. Each holder of an Allowed Claim in Class 6D will have recourse, to the extent each holder of an Allowed Claim in Class 5B has been paid in full, plus Postpetition Interest and Post-Effective Date Interest, only to the Disputed Unsecured Claims Reserve Assets, if any, and not to any other assets held by any Disbursing Agent, the Reorganized Debtors, their property or any assets previously distributed on account of any Allowed Claim. Each holder of an Allowed Interest in Class 7A or an Allowed Claim in Class 7B will have recourse, to the extent each holder of an Allowed Claim in Classes 5B and 6D has been paid in full, plus Postpetition Interest and Post-Effective Date Interest, only to the Disputed Unsecured Claims Reserve Assets, if any, and not to any other assets held by any Disbursing Agent, the Litigation Trust, the Litigation Trustee, the Reorganized Debtors, their property or any assets previously distributed on account of any Allowed Claim or Allowed Interest.
4.	Voting of Undelivered New Dana Holdco Common Stock
          The Disbursing Agent shall vote, and shall be deemed to vote, the Reserved Shares held by it in its capacity as Disbursing Agent in the same proportion as all outstanding shares of New Dana Holdco Common Stock properly cast in a shareholder vote.

5.	Tax Treatment
          The Disputed Unsecured Claims Reserve is intended to be treated, for U.S. federal income Tax purposes, as a disputed ownership fund within the meaning of Treasury Regulations section 1.468B-9(b)(1).
6.	No Transfer of Rights
          The rights of holders of Allowed Claims to receive distributions from the Disputed Unsecured Claims Reserve in accordance with the Plan will be non-transferable, except with respect to a transfer by will, the laws of descent and distribution or operation of law.
F. Delivery of Distributions and Undeliverable or Unclaimed Distributions
1.	Delivery of Distributions
a.	Generally
          Except as provided in Section VI.F.1.b, distributions to holders of Allowed Claims and, to the extent applicable, Allowed Interests, will be made by a Disbursing Agent: (i) at (A) the addresses set forth on the respective proofs of Claim Filed by holders of such Claims and (B) the address of such record holder listed with the registrar or transfer agent for such Interest; (ii) at the address for a Claim transferee set forth in a valid notice of transfer of Claim; (iii) at the addresses set forth in any written certification of address change delivered to the Claims and Noticing Agent after the date of Filing of any related proof of Claim; (iv) at the addresses reflected in the applicable Debtor’s Schedules if no proof of Claim has been Filed and the Disbursing Agent has not received a written notice of a change of address; or (v) if clauses (i) through (iv) are not applicable, at the last address directed by such holder in a Filing made after such Claim or Interest becomes an Allowed Claim or Allowed Interest.
b.	Special Provisions for Distributions to Holders of Bondholder Claims and Interests on Account of Old Common Stock of Dana
          i. Except as provided in Section VI.C, and subject to the requirements of Section VI.L and Section VI.F.1.b.ii below, distributions to holders of Allowed Bondholder Claims will be made by a Disbursing Agent to the record holders of the Bonds as of the Distribution Record Date, as identified on a record holder register to be provided to the Disbursing Agent by the Indenture Trustee within five Business Days after the Distribution Record Date. This record holder register (A) will provide the name, address and holdings of each respective registered holder as of the Distribution Record Date and (B) must be consistent with the applicable holder’s Claim, if Filed, or as otherwise determined by the Court.
          ii. Except as provided in Section VI.C, with respect to the Allowed Bondholder Claims, on the Effective Date (or as soon as practicable thereafter in accordance with Section VI.A), a Disbursing Agent will distribute the Distributable Shares of New Dana Holdco Common Stock and Distributable Excess Minimum Cash on account of the Allowed Bondholder Claims to the Indenture Trustee. The Indenture Trustee then will distribute the New Dana Holdco Common Stock and Distributable Excess Minimum Cash in accordance with the Plan to the holders of the Allowed Bondholder Claims who surrender the Bonds to the Indenture Trustee in accordance with Sections V.I.1 and VI.L. For purposes of distributions under this Section, the Indenture Trustee shall be considered a Third Party Disbursing Agent.
          iii. Subject to the requirements of Section VI.L, any distributions to holders of Allowed Interests on account of Old Common Stock of Dana will be made by a Disbursing Agent at the address of such record holder listed with the registrar or transfer agent for such Interest, to be provided by such registrar or transfer agent to the Disbursing Agent within five Business Days after the Distribution Record Date.
          iv. The Debtors, the Reorganized Debtors and any Disbursing Agent shall only be required to act and make distributions in accordance with the terms of the Plan. Such parties shall have no

(A) liability to any party for actions taken in accordance with the Plan or in reliance upon information provided to it in accordance with the Plan or (B) obligation or liability for distributions under the Plan to any party who does not hold a Claim against or Interest in the Debtors as of the Distribution Record Date or who does not otherwise comply with the terms of the Plan, including Sections V.I and VI.L.
          v. Notwithstanding any of the foregoing, nothing herein shall be deemed to impair, waive or extinguish any rights of the Indenture Trustee with respect to a Charging Lien, provided, however, that any such Charging Lien will be released upon payment of the Indenture Trustee’s reasonable fees and expenses in accordance with the terms of the applicable Indentures and this Plan.
2.	Undeliverable Distributions Held by Disbursing Agents
a.	Holding of Undeliverable Distributions; Undelivered New Dana Holdco Common Stock
          i. Subject to Section VI.F.2.c, distributions returned to a Disbursing Agent or otherwise undeliverable will remain in the possession of the applicable Disbursing Agent pursuant to this Section VI.F.2.a.i until such time as a distribution becomes deliverable. Subject to Section VI.E.6F.2.c, undeliverable Cash or New Dana Holdco Common Stock will be held by the applicable Disbursing Agent for the benefit of the potential claimants of such Cash or New Dana Holdco Common Stock.
          ii. Pending the distribution of any New Dana Holdco Common Stock, the Disbursing Agent shall vote, and shall be deemed to vote, all New Dana Holdco Common Stock held by such Disbursing Agent, whether relating to undeliverable distributions or undelivered distributions, in the same proportion as all outstanding shares of New Dana Holdco Common Stock properly cast in a shareholder vote.
b.	After Distributions Become Deliverable
          On each Periodic Distribution Date, the applicable Disbursing Agent will make all distributions that become deliverable to holders of Allowed Claims and, as applicable, Allowed Interests during the preceding calendar quarter; provided, however, that the applicable Disbursing Agent may, in its sole discretion, establish a record date prior to each Periodic Distribution Date, such that only Claims Allowed as of the record date will participate in such periodic distribution. Notwithstanding the foregoing, the applicable Disbursing Agent reserves the right, to the extent it determines a distribution on any Periodic Distribution Date is uneconomical or unfeasible, or is otherwise unadvisable, to postpone a Periodic Distribution Date.
c.	Failure to Claim Undeliverable Distributions
          Any holder of an Allowed Claim or Allowed Interest that does not assert a claim pursuant to the Plan for an undeliverable distribution to be made by a Disbursing Agent within one year after the later of (i) the Effective Date and (ii) the last date on which a distribution was deliverable to such holder will have its claim for such undeliverable distribution discharged and will be forever barred from asserting any such claim against the Reorganized Debtors. In such cases, unclaimed distributions held by a Third Party Disbursing Agent will be returned to New Dana Holdco. If, on the later of (i) one year after the Effective Date and (ii) the first Business Day after the Final Distribution Date, (A) Allowed Claims in Class 5B have not been paid in full plus Postpetition Interest and Post-Effective Date Interest and (B) the aggregate amount of such unclaimed distributions would result in a Pro Rata distribution exceeding $500 to holders of Allowed Claims in Class 5B, such unclaimed distributions will be distributed Pro Rata to holders of Allowed Claims in Class 5B in accordance with Section VI.G.5. Any unclaimed distributions not distributed pursuant to the foregoing proviso, or any such distributions that are returned as undeliverable, will become property of New Dana Holdco, free of any restrictions thereon. Nothing contained in the Plan will require any Debtor, Reorganized Debtor or Disbursing Agent to attempt to locate any holder of an Allowed Claim or an Allowed Interest.

G. Timing and Calculation of Amounts to Be Distributed
1.	Distributions to Holders of Allowed Claims in Classes Other than 5B, 6D and 7B
          Subject to Section VI.A, on the Effective Date, each holder of an Allowed Claim in a Class other than 5B, 6D and 7B will receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class. No later than each Periodic Distribution Date, distributions also will be made to holders of Disputed Claims in any such Class that were allowed during the preceding calendar quarter. Such periodic distributions also will be in the full amount that the Plan provides for Allowed Claims in the applicable Class.
2.	Valuation of New Dana Holdco Common Stock
          For the purposes of (a) establishing the value of all distributions of New Dana Holdco Common Stock to be made pursuant to the Plan and (b) calculating the amount of New Dana Holdco Common Stock to be reserved under the Plan, each share of New Dana Holdco Common Stock shall be valued at the Per Share Value.
3.	Postpetition Interest on Claims
          Except as expressly provided in the Plan, the Confirmation Order or any contract, instrument, release, settlement or other agreement entered into in connection with the Plan, or as required by applicable bankruptcy law, Postpetition Interest shall not accrue on account of any Claim.
4.	Post-Effective Date Interest on Claims
          Except as expressly provided in the Plan, Post-Effective Date Interest shall not accrue on account of any Claim.
5.	Distributions to Holders of Allowed Claims in Class 5B
a.	Initial Distributions to Holders of Allowed Claims in Class 5B
          Subject to Section VI.A and VI.C, on the Effective Date, the Disbursing Agent will distribute to each holder of an Allowed Claim in Class 5B its Pro Rata share of the Distributable Shares of New Dana Holdco Common Stock and Distributable Excess Minimum Cash.
          If, prior to a Periodic Distribution Date, a Disputed Claim in Class 5B is Disallowed or Allowed in an amount that is less that the amount utilized by the Disbursing Agent in calculating the initial distribution, the applicable amount of Reserved Shares and Reserved Excess Minimum Cash will be distributed, subject to Section VI.G.5.b, to the applicable holders of Allowed Claims in Class 5B on the next Periodic Distribution Date.
b.	Periodic Distributions to Holders of Allowed Claims in Class 5B
          On the applicable Periodic Distribution Date, the Disbursing Agent will distribute to each holder of an Allowed Claim in Class 5B its Pro Rata share of the Reserved Shares and Reserved Excess Minimum Cash, until such time as all Disputed Claims entitled to such distributions have been resolved. On an applicable Periodic Distribution Date, a holder of an Allowed Claim in Class 5B that ceased being a Disputed Claim subsequent to the Effective Date will receive a Catch-Up Distribution as its first distribution after such Claim is Allowed. The Disbursing Agent may, in its sole discretion, establish a record date prior to each Periodic Distribution Date, such that only Claims Allowed as of the record date will participate in such periodic distribution. Notwithstanding the foregoing, the Disbursing Agent reserves the right, to the extent it determines a distribution on any Periodic Distribution Date is uneconomical or unfeasible, or is otherwise unadvisable, to postpone a Periodic Distribution Date.

6.	Distributions to Holders of Allowed Claims in Class 6D
a.	Initial Distributions to Holders of Allowed Claims in Class 6D
          On the Periodic Distribution Date upon which (i) all Disputed Claims in Class 5B entitled to distributions have been resolved and (ii) all distributions to which the holders of such Claims are entitled pursuant to the terms of the Plan will be made from the Disputed Unsecured Claims Reserve, the Disbursing Agent will distribute to each holder of an Allowed Claim in Class 6D its Pro Rata share of the Disputed Unsecured Claims Reserve Assets, if any.
          If, prior to a Periodic Distribution Date, a Disputed Claim in Class 6D is Disallowed or Allowed in an amount that is less that the amount utilized by the Disbursing Agent in calculating the initial distribution to Class 6D, the applicable Disputed Unsecured Claims Reserve Assets will be distributed, subject to Section VI.G.6.b, to the applicable holders of Allowed Claims in Class 6D on the next Periodic Distribution Date.
b.	Periodic Distributions to Holders of Allowed Claims in Class 6D
          On the applicable Periodic Distribution Date, the Disbursing Agent will distribute to each holder of an Allowed Claim in Class 6D its Pro Rata share of the Disputed Unsecured Claims Reserve Assets, until such time as all Disputed Claims in Class 6D entitled to such distributions have been resolved. On an applicable Periodic Distribution Date, a holder of an Allowed Claim in Class 6D that ceased being a Disputed Claim subsequent to the Effective Date will receive a Catch-Up Distribution as its first distribution after such Claim is Allowed. The Disbursing Agent may, in its sole discretion, establish a record date prior to each Periodic Distribution Date, such that only Claims Allowed as of the record date will participate in such periodic distribution. Notwithstanding the foregoing, the Disbursing Agent reserves the right, to the extent it determines a distribution on any Periodic Distribution Date is uneconomical or unfeasible, or is otherwise unadvisable, to postpone a Periodic Distribution Date.
7.	Distributions to Holders of Allowed Interests in Class 7A and Allowed Claims in Class 7B
a.	Initial Distributions to Holders of Allowed Interests in Class 7A and Allowed Claims in Class 7B
          On the Periodic Distribution Date upon which (a) all Disputed Claims in Classes 5B and 6D entitled to distributions have been resolved and (b) all distributions to which the holders of such Claims are entitled pursuant to the terms of the Plan have been made from the Disputed Unsecured Claims Reserve, the Disbursing Agent will distribute to each holder of an Allowed Interest in Class 7A and an Allowed Claim in Class 7B its Pro Rata share of the Disputed Unsecured Claims Reserve Assets remaining in the Disputed Unsecured Claims Reserve, if any. For the purpose of calculating the amount of Disputed Unsecured Claims Reserve Assets to be initially distributed to holders of Allowed Interests in Class 7A and Allowed Claims in Class 7B, (i) all Allowed Interests will be valued based on the per share value of Old Dana Common Stock at the close of business on the Petition Date and (ii) all Disputed Claims in Class 7B will be treated as though such Claims will be Allowed Claims in the principal amount of such Claims, or as estimated by the Bankruptcy Court, as applicable.
          If, prior to a Periodic Distribution Date, a Disputed Claim in Class 7B is Disallowed or Allowed in an amount that is less that the amount utilized by the Disbursing Agent in calculating the initial distribution, the applicable Disputed Unsecured Claims Reserve Assets will be distributed, subject to Section VI.G.7.b, to the applicable holders of Allowed Interests in Class 7A and Allowed Claims in Class 7B on the next Periodic Distribution Date.
b.	Periodic Distributions to Holders of Allowed Interests in Class 7A and Allowed Claims in Class 7B
          On the applicable Periodic Distribution Date, the Disbursing Agent will distribute to each holder of an Allowed Interest in Class 7A and an Allowed Claim in Class 7B its Pro Rata share of the Disputed Unsecured

Claims Reserve Assets, until such time as all Disputed Claims in Class 7B entitled to such distributions have been resolved. On an applicable Periodic Distribution Date, a holder of an Allowed Claim in Class 7B that ceased being a Disputed Claim subsequent to the Effective Date will receive a Catch-Up Distribution as its first distribution after such Claim is Allowed. The Disbursing Agent may, in its sole discretion, establish a record date prior to each Periodic Distribution Date, such that only Claims Allowed as of the record date will participate in such periodic distribution. Notwithstanding the foregoing, the Disbursing Agent reserves the right, to the extent it determines a distribution on any Periodic Distribution Date is uneconomical or unfeasible, or is otherwise unadvisable, to postpone a Periodic Distribution Date.
8.	Distributions of New Dana Holdco Common Stock — No Fractional Shares; Rounding
          Notwithstanding any other provision of the Plan, only whole numbers of shares of New Dana Holdco Common Stock will be distributed. For purposes of all distributions other than the distribution on the Final Distribution Date, fractional shares of New Dana Holdco Common Stock will be carried forward to the next Periodic Distribution Date. On the Final Distribution Date, fractional shares of New Dana Holdco Common Stock will be rounded up or down to the nearest whole number or zero, as applicable. No New Dana Holdco Common Stock will be distributed on account of fractional shares that are rounded down.
9.	De Minimis Distributions
          A Disbursing Agent will not distribute Cash (including Excess Minimum Cash) to the holder of an Allowed Claim or Allowed Interest, as applicable, if the amount of Cash (including Excess Minimum Cash) to be distributed on any Periodic Distribution Date is less than $500.
10.	Administration and Distribution of Union Emergence Shares
          Notwithstanding anything in the Plan to the contrary, the Union Emergence Shares shall be administered and distributed in accordance with Appendix J to the Union Settlement Agreements.
H. Distribution Record Date
     1. A Disbursing Agent will have no obligation to, and will not, recognize the transfer of, or the sale of any participation in, any Allowed Claim or Allowed Interest that occurs after the Distribution Record Date and will be entitled for all purposes herein to recognize and make distributions only to those holders of Allowed Claims and Allowed Interests that are holders of such Claims and Interests, or participants therein, as of the Distribution Record Date.
     2. As of the close of business on the Distribution Record Date, each transfer register for (a) the Bonds, as maintained by the Indenture Trustee, and (b) the Old Common Stock of Dana, as maintained by the transfer agent, will be closed. The applicable Disbursing Agent will have no obligation to, and will not, recognize the transfer or sale of any Bondholder Claim or any Interest on account of Old Common Stock of Dana that occurs after the close of business on the Distribution Record Date and will be entitled for all purposes herein to recognize and make distributions only to those holders who are holders of such Claims or Interests as of the close of business on the Distribution Record Date.
     3. Except as otherwise provided in a Final Order, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 prior to the Distribution Record Date will be treated as the holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Distribution Record Date.
I. Means of Cash Payments
     Except as otherwise specified herein, Cash payments made pursuant to the Plan will be by checks drawn on a domestic bank or foreign bank, as applicable, selected by the applicable Disbursing Agent or, at the option of the applicable Disbursing Agent, by wire transfer from a domestic bank or foreign bank, as applicable.

J. Foreign Currency Exchange Rate
          Except as otherwise provided in the Plan or a Bankruptcy Court order, as of the Effective Date, any General Unsecured Claim asserted in a currency other than U.S. dollars shall automatically be deemed converted to the equivalent U.S. dollar value using the exchange rate as of March 2, 2006, as set forth in the Federal Reserve Statistical Release for such date.
K. Establishment of Reserves
          The Debtors or Reorganized Debtors may establish any reserves that they deem necessary or advisable to make distributions to holders of Allowed Claims or otherwise to satisfy their obligations under the Plan.
L. Surrender of Canceled Instruments or Securities
1.	Tender of Bonds
          a. Except as provided in Section VI.L.2 for lost, stolen, mutilated or destroyed Bonds and except as provided in subsection (b) below, each holder of any Bond not held through book entry must tender such Bond to the applicable Third Party Disbursing Agent in accordance with a letter of transmittal to be provided to such holders by the Third Party Disbursing Agent as promptly as practicable on the Effective Date. The letter of transmittal will include, among other provisions, customary provisions with respect to the authority of the holder of such Bond to act and the authenticity of any signatures required thereon. All surrendered Bonds will be marked as canceled and delivered to the Reorganized Debtors.
          b. If the record holder of a Bondholder Claim is DTC or its nominee or such other securities depository or custodian thereof, or if a Bondholder Claim is held in book-entry or electronic form pursuant to a global security held by DTC, then the beneficial holder of such a Bondholder Claim shall be deemed to have surrendered such holder’s security, note, debenture or other evidence of indebtedness upon surrender of such global security by DTC or such other securities depository or custodian thereof.
2.	Lost, Stolen, Mutilated or Destroyed Bonds
          Any holder of an Allowed Bondholder Claim with respect to which the underlying Bond has been lost, stolen, mutilated or destroyed must, in lieu of surrendering such Bond, deliver to the Third Party Disbursing Agent: (a) evidence satisfactory to the Third Party Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Third Party Disbursing Agent to hold the Third Party Disbursing Agent, the Debtors and Reorganized Debtors harmless from any damages, liabilities or costs incurred in treating such individual as a holder of such Bond. Upon compliance with this Section VI.L.2 by a holder of an Allowed Bondholder Claim, such holder will, for all purposes under the Plan, be deemed to have surrendered the applicable Bond.
3.	Failure to Surrender Bonds
          Any holder of a Bond not held through book entry that fails to surrender or is deemed not to have surrendered the applicable Bond within one year after the Effective Date will have its right to distributions pursuant to the Plan on account thereof discharged and will be forever barred from asserting any such Claim against the Reorganized Debtors or their respective property. In such case, any New Dana Holdco Common Stock held for distribution on account thereof will be treated pursuant to the provisions set forth in Section VI.F.2.c.
4.	Tender of Old Common Stock of Dana
          Except as provided in Section VI.L.5 for lost, stolen, mutilated or destroyed certificates of Old Common Stock of Dana, each holder of Old Common Stock of Dana not held through book entry must tender the Old Common Stock of Dana certificates to the Third Party Disbursing Agent in accordance with a letter of transmittal to be provided to such holders by the Third Party Disbursing Agent on or before the Effective Date. The letter of transmittal will include, among other provisions, customary provisions with respect to the authority of the holder of such certificates to act and the authenticity of any signatures required thereon. All surrendered certificates of Old Common Stock of Dana will be marked as canceled and delivered to the Reorganized Debtors.
5.	Lost, Stolen, Mutilated or Destroyed Old Common Stock of Dana
          Any holder of an Allowed Interest on account of Old Common Stock of Dana with respect to which the underlying Old Common Stock of Dana certificate has been lost, stolen, mutilated or destroyed must, in lieu of surrendering such certificate, deliver to the Third Party Disbursing Agent: (a) evidence satisfactory to the Third Party Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Third Party Disbursing Agent to hold the Third Party Disbursing Agent, the Debtors and the Reorganized Debtors harmless from any damages, liabilities or costs incurred in treating such individual as a holder of such Old Common Stock of Dana. Upon compliance with this Section VI.L.5 by a holder of an Allowed Interest on account of Old Common Stock of Dana, such holder will, for all purposes under the Plan, be deemed to have surrendered the applicable stock certificate.
6.	Failure to Surrender Old Common Stock of Dana
          Any holder of an Allowed Interest on account of Old Common Stock of Dana not held through book entry that fails to surrender or is deemed not to have surrendered the applicable stock certificate will have its right to receive distributions pursuant to the Plan on account of its Allowed Interest discharged and will be forever barred from asserting any such Interest or related Claims against the Debtors, Reorganized Debtors or their respective property.
M. Withholding and Reporting Requirements
          1. In connection with the Plan, to the extent applicable, each Disbursing Agent will comply with all applicable Tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan will be subject to applicable withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, each Disbursing Agent will be authorized to take any actions that may be necessary or appropriate to comply with such withholding and reporting requirements, including, without limitation, liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding Taxes or establishing any other mechanisms the Disbursing Agent believes are reasonable and appropriate, including requiring Claim holders to submit appropriate Tax and withholding certifications. To the extent any Claim holder fails to submit appropriate Tax and withholding certifications as required by the Disbursing Agent, such Claim holder’s distribution will be deemed undeliverable and subject to Section VI.F.2.
          2. Notwithstanding any other provision of the Plan, each entity receiving a distribution of Cash or New Dana Holdco Common Stock pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed on it by any governmental unit on account of the distribution, including income, withholding and other Tax obligations.
          3. The Debtors reserve the right to allocate and distribute all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support and other spousal awards, liens and similar encumbrances.
N. Setoffs
          Except with respect to claims of a Debtor or Reorganized Debtor released pursuant to the Plan or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, each Reorganized Debtor or, as instructed by a Reorganized Debtor, a Third Party Disbursing Agent may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of the Claim (before any distribution is made on account of the Claim) the claims, rights and causes of action of any nature that the applicable Debtor or Reorganized Debtor may hold against the holder of the Allowed Claim; provided, however, that neither the failure to effect a setoff nor the allowance of any Claim hereunder will constitute a waiver or release by the applicable Debtor or Reorganized Debtor of any claims, rights and causes of action that the Debtor or Reorganized Debtor may possess against the Claim holder.
O. Application of Distributions
          To the extent applicable, all distributions to a holder of an Allowed Claim will apply first to the principal amount of such Claim until such principal amount is paid in full and then to any interest accrued on such Claim prior to the Petition Date, and the remaining portion of such distributions, if any, will apply to any interest accrued on such Claim after the Petition Date.
ARTICLE VII.
PROCEDURES FOR RESOLVING DISPUTED CLAIMS
A. Treatment of Disputed Claims
1.	ADR Procedures
          At the Debtors’ or, after the Effective Date, the Reorganized Debtors’ option, any Disputed Claim may be submitted to the ADR Procedures in accordance with the terms of the ADR Procedures. Disputed Claims not resolved through the ADR Procedures will be resolved pursuant to the Plan.
2.	Tort Claims
          At the Debtors’ or, after the Effective Date, the Reorganized Debtors’ option, any unliquidated Tort Claim (as to which a proof of Claim was timely Filed in the Chapter 11 Cases) not resolved through the ADR Procedures or a Final Order of the Bankruptcy Court will be determined and liquidated in the administrative or judicial tribunal(s) in which it is pending on the Effective Date or, if no action was pending on the Effective Date, in any administrative or judicial tribunal of appropriate jurisdiction. The Debtors or the Reorganized Debtors may exercise the above option by service upon the holder of the applicable Tort Claim of a notice informing the holder of such Tort Claim that the Debtors or the Reorganized Debtors have exercised such option. Upon a Debtor’s or Reorganized Debtor’s service of such notice, the automatic stay provided under section 362 of the Bankruptcy Code, or after the Effective Date, the discharge injunction, will be deemed modified, without the necessity for further Bankruptcy Court approval, solely to the extent necessary to allow the parties to determine or liquidate the Tort Claim in the applicable administrative or judicial tribunal(s). Notwithstanding the foregoing, at all times prior to or after the Effective Date, the Bankruptcy Court will retain jurisdiction relating to Tort Claims, including the Debtors’ right to have such Claims determined and/or liquidated in the Bankruptcy Court (or the United States District Court having jurisdiction over the Chapter 11 Cases) pursuant to section 157(b)(2)(B) of title 28 of the United States Code, as may be applicable. Any Tort Claim determined and liquidated pursuant to a judgment obtained in accordance with this Section VII.A.2 and applicable non-bankruptcy law that is no longer appealable or subject to review will be deemed an Allowed Claim, as applicable, in Classes 5A and 5B against the applicable Debtor in such liquidated amount, provided that only the amount of such Allowed Claim that is less than or equal to the Debtor’s self-insured retention or deductible in connection with any applicable insurance policy and is not satisfied from proceeds of insurance payable to the holder of such Allowed Claim under the Debtors’ insurance policies will be treated as an Allowed Claim for the purposes of distributions under the Plan. In no event will a distribution be made under the Plan to the holder of a Tort Claim on account of any portion of an Allowed Claim in excess of the applicable Debtor’s deductible or self-insured retention under any applicable insurance policy. In the event a Tort Claim is determined and liquidated pursuant to a judgment or order that is obtained in accordance with this Section VII.A.2 and is no longer appealable or subject to review, and applicable non-bankruptcy law provides for no recovery against the applicable Debtor, such Tort Claim will be deemed expunged without the necessity for further Bankruptcy Court approval upon the applicable Debtor’s service of a copy of such judgment or order upon the holder of such Tort Claim. Nothing contained in this Section will constitute or be deemed a waiver of any claim, right or cause of action that a Debtor may have against any person or entity in connection with or arising out of any Tort Claim, including but not limited to any rights under section 157(b)(5) of title 28 of the United States Code. All claims, demands, rights, defenses and causes of action that the Debtors or the Reorganized Debtors may have against any person or entity in connection with or arising out of any Tort Claim are expressly retained and preserved.
3.	Disputed Insured Claims
          The resolution of Disputed Insured Claims, including Tort Claims, pursuant to this Section VII.A shall be subject to the provisions of Section V.H of the Plan.
4.	No Distributions Until Allowance; No Settlement Payments Unless Allowed by Effective Date
          Notwithstanding any other provision of the Plan, no payments or distributions will be made on account of a Disputed Claim until (a) such Claim (or a portion of such Claim) becomes an Allowed Claim, if ever and (b) solely with respect to Allowed Ineligible Unsecured Claims, any portion of such Claim becomes an Allowed Claim as of the Effective Date. In lieu of distributions under the Plan to holders of Disputed Claims in Class 5B, the Disputed Unsecured Claims Reserve will be established on the Effective Date to hold the Disputed Unsecured Claims Reserve Assets for the benefit of those Claim holders.
B. Prosecution of Objections to Claims
1.	Objections to Claims
          All objections to Claims must be Filed and served on the holders of such Claims, and any amendment to the Schedules to reduce the scheduled Claim of such holder, must be made by the Debtors or the Reorganized Debtors by the Claims Objection Bar Date. If an objection has not been Filed to a Claim or an amendment has not been made to the Schedules with respect to a scheduled Claim by the Claims Objection Bar Date, the particular Claim will be treated as an Allowed Claim if such Claim has not been allowed earlier.
2.	Authority to Prosecute Objections
a.	Objections Filed Prior to the Effective Date
          After the Confirmation Date, but prior to the Effective Date, the Debtors and the Creditors’ Committee will have the authority to File, settle, compromise, withdraw or litigate to judgment objections to Claims, including pursuant to any alternative dispute resolution or similar procedures approved by the Bankruptcy Court.
b.	Objections Filed On or After the Effective Date
          Except as provided in Section V.G of the Plan, on or after the Effective Date, the Reorganized Debtors will have the sole authority to File, settle, compromise, withdraw or litigate to judgment objections to Claims.
c.	Settlement or Compromise of Disputed Claims On or After the Effective Date
          On or after the Effective Date, only the Reorganized Debtors, subject to Section V.G of the Plan, may settle or compromise any Disputed Claim or any objection or controversy relating to any Claim, without approval of the Bankruptcy Court.
3.	Authority to Amend Schedules
          The Debtors or Reorganized Debtors, as applicable, will have the authority to amend the Schedules with respect to any Claim and to make distributions based on such amended Schedules without approval of the Bankruptcy Court. If any such amendment to the Schedules reduces the amount of a Claim or changes the nature or priority of a Claim, the Debtor or Reorganized Debtor will provide (a) the holder of such Claim and (b) the Creditors’ Committee or Litigation Trustee (as applicable) with notice of such amendment and such parties will have 20 days to File an objection to such amendment with the Bankruptcy Court. If no such objection is Filed, the applicable Disbursing Agent may proceed with distributions based on such amended Schedules without approval of the Bankruptcy Court.
C. Distributions on Account of Disputed Claims Once Allowed
          Distributions on account of Disputed Claims that become Allowed Claims after the Effective Date shall be made in accordance with Article VI of the Plan.
D. Consent to Resolution of Certain Disputes
          If (1) the resolution by the Debtors of an objection to the Plan or Disclosure Statement made by or on behalf of a holder of a Class 5B Claim or (2) a resolution of the appeal of the order approving the Global Settlement with Appaloosa Management, L.P. or any Affiliate thereof would require, in either such case, a payment to be made by the Debtors or other consideration to be provided to the non-Debtor party, the Debtors may agree to such resolution only with the reasonable consent of the Series B-2 Backstop Investors, Centerbridge and the Creditors’ Committee.
ARTICLE VIII.
CONSOLIDATION OF THE DEBTORS
A. Consolidation
          Pursuant to the Confirmation Order, the Bankruptcy Court shall approve the consolidation of the Consolidated Debtors solely for the purpose of implementing the Plan, including for purposes of voting, Confirmation and distributions to be made under the Plan. Pursuant to such order: (1) all assets and Liabilities of the Consolidated Debtors will be deemed merged; (2) all guarantees by one Consolidated Debtor of the obligations of any other Consolidated Debtor will be deemed eliminated so that any Claim against any Consolidated Debtor and any guarantee thereof executed by any other Consolidated Debtor and any joint or several liability of any of the Consolidated Debtors will be deemed to be one obligation of the Consolidated Debtors; and (3) each and every Claim Filed or to be Filed in the Chapter 11 Case of any of the Consolidated Debtors will be deemed Filed against the Consolidated Debtors and will be deemed one Claim against and a single obligation of the Consolidated Debtors.
          Such consolidation (other than for the purpose of implementing the Plan) shall not affect: (1) the legal and corporate structures of the Consolidated Debtors, subject to the right of the Consolidated Debtors to effect restructurings as provided in Section V.B; (2) pre- and post-Effective Date guarantees, liens and security interests that are required to be maintained (a) in connection with contracts or leases that were entered into during the Chapter 11 Cases or Executory Contracts and Unexpired Leases that have been or will be assumed or (b) pursuant to the Plan; (3) Interests between and among the Consolidated Debtors; (4) distributions from any insurance policies or proceeds of such policies; (5) the revesting of assets in the separate Reorganized Debtors pursuant to Section V.A. In addition, such consolidation shall not constitute a waiver of the mutuality requirement for setoff under section 553 of the Bankruptcy Code.
B. Order Granting Consolidation
          This Plan serves as a motion seeking entry of an order consolidating the Consolidated Debtors, as described and to the limited extent set forth in Section VIII.A above. Unless an objection to such consolidation is made in writing by any creditor affected by the Plan, Filed with the Bankruptcy Court and served on the parties listed in Section X.F on or before five days before either the Voting Deadline or such other date as may be fixed by the Bankruptcy Court, the consolidation order (which may be the Confirmation Order) may be entered by the Bankruptcy Court. In the event any such objections are timely Filed, a hearing with respect thereto shall occur at or before the Confirmation Hearing. Notwithstanding this provision, nothing herein shall affect the obligation of each and every Debtor to pay quarterly fees to the Office of the United States Trustee in accordance with 28 U.S.C. § 1930.

ARTICLE IX.
RETENTION OF JURISDICTION
          Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court will retain such jurisdiction over the Chapter 11 Cases after the Effective Date as is legally permissible, including jurisdiction to:
     A. Allow, disallow, determine, liquidate, reduce, classify, re-classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest (other than Asbestos Personal Injury Claims and any Claim of an Insurer or any other litigation between or among any Reorganized Debtor and any Insurer arising under or relating to an Insurance Contract that has been assumed or continued under the Plan), including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the amount, allowance, priority or classification of Claims or Interests;
     B. Either grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;
     C. Resolve any matters related to the assumption, assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which any Debtor is a party or with respect to which any Debtor or Reorganized Debtor may be liable and to hear, determine and, if necessary, liquidate any Claims arising therefrom, including any Cure Amount Claims;
     D. Ensure that distributions to holders of Allowed Claims and Allowed Interests are accomplished pursuant to the provisions of the Plan;
     E. Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and either grant or deny any applications involving any Debtor or any Reorganized Debtor that may be pending on the Effective Date or brought thereafter (other than with respect to any litigation between or among any Reorganized Debtor and any Insurer arising under or relating to an Insurance Contract that has been assumed or continued under the Plan);
     F. Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents entered into or delivered in connection with the Plan, the Litigation Trust Agreement, the Disclosure Statement or the Confirmation Order;
     G. Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan, the Litigation Trust Agreement or any contract, instrument, release or other agreement or document that is entered into or delivered pursuant to the Plan, the Litigation Trust Agreement or any entity’s rights arising from or obligations incurred in connection with the Plan, the Litigation Trust Agreement or such documents;
     H. Modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code; modify the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into, delivered or created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;
     I. Issue injunctions, enforce the injunctions contained in the Plan and the Confirmation Order, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation or enforcement of the Plan or the Confirmation Order;

     J. Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked or vacated or distributions pursuant to the Plan are enjoined or stayed;
     K. Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order;
     L. Enforce or clarify any orders previously entered by the Bankruptcy Court in the Chapter 11 Cases;
     M. Enter a final decree or decrees closing the Chapter 11 Cases;
     N. Determine matters concerning state, local and federal Taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code, including any Disputed Claims for Taxes;
     O. Recover all assets of the Debtors and their Estates, wherever located; and
     P. Hear any other matter not inconsistent with the Bankruptcy Code.
ARTICLE X.
MISCELLANEOUS PROVISIONS
A. Modification of the Plan
          Subject to the restrictions on alteration, amendment and modification set forth in section 1127 of the Bankruptcy Code, the New Investment Agreement, the Plan Support Agreement and Appendix R to the Union Settlement Agreements, the Debtors reserve the right to alter, amend or modify the Plan before the Effective Date; however, with respect to any such modification identified in Section IV.A.4, the Debtors may not do so without the consent of the Ad Hoc Steering Committee and the Creditors’ Committee
B. Revocation of the Plan
          The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if Confirmation does not occur, then the Plan will be null and void in all respects, and nothing contained in the Plan will: (1) constitute a waiver or release of any claims by or against, or any Interests in, any Debtor; (2) prejudice in any manner the rights of any Debtor or any other party in interest; or (3) constitute an admission of any sort by any Debtor or any other party in interest.
C. Severability of Plan Provisions
          If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.
D. Successors and Assigns
          The rights, benefits and obligations of any entity named or referred to in the Plan will be binding on, and will inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.

E. The New Investment Agreement and Union Settlement Agreements
          Nothing in this Plan or the Disclosure Statement shall be deemed to be an amendment of the New Investment Agreement or the Union Settlement Agreements. To the extent there is a conflict between the terms of the Plan and the New Investment Agreement and/or the Union Settlement Agreements, the terms of the New Investment Agreement and/or the Union Settlement Agreements shall control; provided, however, that to the extent there is a conflict between the terms of the Plan and the Plan Term Sheet, the terms of the Plan shall control.
F. Service of Documents
          Any pleading, notice or other document required by the Plan or the Confirmation Order to be served on or delivered to (1) the Debtors and the Reorganized Debtors; (2) the Creditors’ Committee; (3) the Retiree Committee; (4) the Ad Hoc Bondholders’ Committee; (5) Centerbridge and CBP; or (6) the Unions must be sent by overnight delivery service, facsimile transmission, courier service or messenger to:
1.	The Debtors and Reorganized Debtors
Corinne Ball, Esq.
Richard H. Engman, Esq.
JONES DAY
222 East 41st Street
New York, New York 10017
Telephone: (212) 326-3939
Facsimile: (212) 755-7306
               - and -
Heather Lennox, Esq.
Carl E. Black, Esq.
Ryan T. Routh, Esq.
JONES DAY
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Telephone: (216) 586-3939
Facsimile: (216) 579-0212
               - and -
Jeffrey B. Ellman, Esq.
JONES DAY
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
Telephone: (404) 521-3939
Facsimile: (404) 581-8330
(Counsel to the Debtors and Reorganized Debtors)
2.	The Creditors’ Committee
Thomas Moers Mayer, Esq.
Matthew J. Williams, Esq.
Stephen D. Zide, Esq.
KRAMER LEVIN NAFTALIS & FRANKEL LLP

1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100 (Telephone)
(212) 715-8000 (Facsimile)
(Counsel to the Creditors’ Committee)
3.	The Retiree Committee
Trent P. Cornell, Esq.
Jon Cohen, Esq.
STAHL COWEN CROWLEY LLC
55 West Monroe Street
Suite 1200
Chicago, Illinois 60603
(312) 641-0060 (Telephone)
(312) 641-6959 (Facsimile)
(Counsel to the Retiree Committee)
4.	The Ad Hoc Bondholders’ Committee
Kristopher M. Hansen, Esq.
Sayan Bhattacharyya, Esq.
STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038
(212) 806-6056 (Telephone)
(212) 806-9056 (Facsimile)
(Counsel to the Ad Hoc Bondholders’ Committee)
5.	Centerbridge and CBP
Matthew A. Feldman, Esq.
Paul V. Shalhoub, Esq.
Morris J. Massel, Esq.
WILLKIE FARR GALLAGHER LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000 (Telephone)
(212) 728-8111 (Facsimile)
(Counsel to Centerbridge and CBP)
6.	The Unions
Niraj R. Ganatra, Esq.
Associate General Counsel
International Union, United Automobile, Aerospace
and Agricultural Implement Workers of America
8000 East Jefferson Avenue
Detroit, Michigan 48214
(313) 926-5216 (Telephone)
(313) 926-5240 (Facsimile)

               - and -
Lowell Peterson, Esq.
Meyer Suozzi English & Klein PC
1350 Broadway
Suite 501
New York, New York 10018
(212) 239-4999 (Telephone)
(212) 239-1311 (Facsimile)
(Counsel to the UAW)
               - and -
David R. Jury, Esq.
Associate General Counsel
United Steel, Paper and Forestry, Rubber, Manufacturing,
     Energy, Allied Industrial and Service Workers International Union
Five Gateway Center
Suite 807
Pittsburgh, Pennsylvania 15222
(412) 562-2400 (Telephone)
(412) 562-2574 (Facsimile)
               - and -
Babette Ceccotti, Esq.
Cohen Weiss and Simon LLP
330 West 42nd Street
New York, New York 10036
(212) 356-0227 (Telephone)
(646) 473-8227 (Facsimile)
(Counsel to the Unions)

Dated: October 23, 2007	Respectfully submitted, Dana Corporation, on its own behalf and on behalf of each affiliate Debtor
	By:	/s/ Marc S. Levin
		Name:	Marc S. Levin
		Title:	Acting Secretary

COUNSEL:
Corinne Ball (CB 8203)
Richard H. Engman (RE 7861)
JONES DAY
222 East 41st Street
New York, New York 10017
Telephone: (212) 326-3939
Facsimile: (212) 755-7306
Heather Lennox (HL 3046)
Carl E. Black (CB 4803)
Ryan T. Routh (RR 1994)
JONES DAY
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Telephone: (216) 586-3939
Facsimile: (216) 579-0212
Jeffrey B. Ellman (JE 5638)
JONES DAY
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
Telephone: (404) 521-3939
Facsimile: (404) 581-8330
ATTORNEYS FOR DEBTORS
AND DEBTORS IN POSSESSION